Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ALDER BIOPHARMACEUTICALS, INC.

at

$18.00 per share, plus one non-transferable contractual contingent value right for each share,

which represents the right to receive a contingent payment of $2.00 per share upon the achievement of a specified milestone by

VIOLET ACQUISITION CORP.

a wholly owned subsidiary of

LUNDBECK LLC

and an indirect wholly owned subsidiary of

H. LUNDBECK A/S

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON OCTOBER 21, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Violet Acquisition Corp., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (which we refer to as “Payor”), an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (which we refer to as “Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation (which we refer to as “Alder”), at a price of $18.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, if the Milestone (as defined below) is achieved, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Payor, Purchaser and Alder. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Alder (the “Merger”) as soon as practicable without a vote of the stockholders of Alder in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Alder continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Payor. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Alder or by Parent, Payor, Purchaser or any of Payor’s or Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive (a) $18.00 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus (b) one CVR, which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (the “Milestone”) (such potential cash payments, together with the Closing Amount, are referred to collectively herein as the “Offer Price”). As a result of the Merger, Alder will cease to be a publicly traded company and will become wholly owned by Payor. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)	the Minimum Condition (as described below),

(ii)	the Regulatory Condition (as described below) and

(iii)	the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on October 21, 2019 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication).

The Regulatory Condition requires that (i) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany shall have granted merger control clearance or shall have provided confirmation that a merger control filing is not triggered as a result of the Offer or the Merger. Under the HSR Act, each of Parent and Alder filed on September 20, 2019, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Parent’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Unless the foregoing initial thirty (30)-calendar-day waiting period is either earlier terminated or extended, such waiting period shall expire at 11:59 p.m. Eastern Time on October 21, 2019. On September 20, 2019, the German Federal Cartel Office confirmed that a merger control filing in Germany is not triggered as a result of the Offer or the Merger. On September 19, 2019, the Austrian Federal Competition Authority (the “FCA”) confirmed that notification thereto will be required for consummation of the Offer pursuant to the Austrian Cartel Act 2005, as amended, and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. Parent submitted the notification filing to the FCA on September 23, 2019, and the foregoing four (4)-week review period will expire on October 21, 2019. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months. The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger, there be no judgment issued by any governmental body of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger, there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer consummation of any of the execution and delivery of the Merger Agreement, which includes as an annex the Form of Contingent Value Rights Agreement between Parent, Payor and a rights agent mutually agreeable to Parent and Alder, the Tender and Support Agreement, dated as of September 16, 2019, among Payor, Purchaser and the Alder stockholders party thereto, and all of the transactions contemplated by the Merger Agreement, the Support Agreement and the CVR Agreement, including the Offer and the Merger (the “Transactions”), and there has not been any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the consummation of the Offer or the Merger. See Section 15 — “Conditions to the Offer.”

The board of directors of Alder (which we refer to as the “Alder Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Alder and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Alder of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Alder accept the Offer and tender their Shares to Payor pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

September 23, 2019

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

September 23, 2019

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent, Payor and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Alder contained herein and elsewhere in the Offer to Purchase has been provided to Parent, Payor and Purchaser by Alder or has been taken from or is based upon publicly available documents or records of Alder on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources at the time of the Offer). Parent, Payor and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Alder BioPharmaceuticals, Inc. (the “Shares”).

Price Offered Per Share	$18.00 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share (each, a “CVR” or a “Contingent Value Right”), which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 (the “Milestone”) (such potential cash payments, together with the Closing Amount, are referred to collectively herein as the “Offer Price”). As a result of the Merger, Alder will cease to be a publicly traded company and will become a wholly owned subsidiary of Payor. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on October 21, 2019, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Violet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company, and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab.

Who is offering to purchase my shares?

Violet Acquisition Corp., or Purchaser, a wholly owned subsidiary of Lundbeck LLC, or Payor, and an indirect wholly owned subsidiary of H. Lundbeck A/S, or Parent, is offering to purchase for cash all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Alder. See the “Introduction” and Section 8 — “Certain Information Concerning Parent, Payor and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent and/or Payor. We use the term “Parent” to refer to H. Lundbeck A/S alone, “Payor” to refer to Lundbeck LLC alone, the term “Purchaser” to refer to Violet Acquisition Corp. alone and the terms “Alder” and the “Company” to refer to Alder BioPharmaceuticals, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Alder on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to Shares of Alder common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Alder. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Payor intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Alder would cease to be a publicly traded company and would be a wholly owned subsidiary of Payor.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.00 per Share net to the seller in cash, plus one non-transferable CVR per Share, in each case without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What is a CVR and how does it work?

A CVR represents the contractual right to receive cash, without interest thereon and less any applicable withholding taxes, upon the achievement of the Milestone. At or prior to the Offer Acceptance Time (as defined below), Parent and Payor will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent agreeable to each of Parent, Payor and Alder, governing the terms of the CVRs. Each CVR represents the right to receive the following cash payments, without interest thereon and less any applicable withholding taxes, with such payment conditioned upon the achievement of the Milestone.

See Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is it possible that no payments will be payable to holders of Contingent Value Rights?

Yes. If the Milestone is not achieved on or prior to December 31, 2024, no payment will become payable to holders of the CVRs. It is possible that the Milestone will not be achieved on or prior to December 31, 2024, in which case you will receive only the Closing Amount for your Shares and no payments with respect to your CVRs. It is not possible to predict whether a payment will or will not be payable with respect to the CVRs.

May I transfer my Contingent Value Rights?

The CVRs will not be transferable except (i) upon death by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (iv) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company (“DTC”).

See Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

Are there other material terms of the contingent value rights?

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership in Parent, Alder, Payor or Purchaser. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

See Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

Is there an agreement governing the Offer?

Yes. Parent, Payor, Purchaser and Alder have entered into an Agreement and Plan of Merger, dated as of September 16, 2019 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions to the Offer and the subsequent merger of Purchaser with and into Alder (the “Merger”). If the Minimum Condition (as defined below) is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the stockholders of Alder pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent, Payor and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding Shares designated as Class A-1 Convertible Preferred Stock, In The Money Options (as defined below), Company RSUs (as defined below), Company PSUs (as defined below), in respect of the warrant to purchase Class A — 1 Convertible Preferred Stock issuable by Alder at least five (5) business days prior to the effective date of the Merger (provided that such date is on or before January 9, 2020), pursuant to the Preferred Stock Purchase Agreement, dated as of January 7, 2018, by and between the Company (if issued and outstanding), and in connection with the repurchase or conversion, as applicable, of the Convertible Senior Notes in accordance with the terms of the Convertible Senior Notes Indenture is approximately $2.1 billion, plus related fees and expenses. In addition, Purchaser estimates that it would need approximately an additional $232 million to pay the maximum aggregate amount that holders of the CVRs and former holder of Out of the Money Options would be entitled to in the event that the Milestone is timely achieved. Parent anticipates funding such cash requirements from (i) its cash on hand, (ii) borrowings under its existing credit facilities or (iii) a combination of the foregoing.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our, Payor’s or Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash); and

•

Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Closing Amount in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below), to acquire the remaining outstanding Shares in the Merger and to pay any amounts payable with respect to the CVRs on the payment date applicable thereto.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on October 21, 2019, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) December 31, 2019 (the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Purchaser, Parent or Payor), Purchaser, Parent or Payor may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer for: (A) any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-

Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any foreign antitrust or competition-related law has expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Alder, Purchaser will, and Parent will cause Purchaser to, extend the Offer for an additional period of not more than ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition. However, Parent, Payor or Purchaser is not required to extend the Offer beyond the Extension Deadline and may not extend the Offer beyond the Extension Deadline without Alder’s consent. Further, Purchaser is not required to extend the Offer beyond the then-existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days, provided that each such period will be ten (10) business days unless Alder agrees otherwise, if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition (as defined below) and conditions which by their nature are to be satisfied at the expiration of the Offer. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•

the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication) (the “Minimum Condition”);

•

(i) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany have granted merger control clearance or provided confirmation that a merger control filing is not triggered as a result of the Offer or the Merger ((i) and (ii), together, the “Regulatory Condition”);

•

other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger, there has not been any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of any of the execution and delivery of the Merger Agreement, which includes as an annex the form of the CVR Agreement, the Support Agreement (as defined below), and all of the transactions contemplated by the Merger Agreement, the Support Agreement and the CVR Agreement, including the Offer and the Merger (the “Transactions”), and there has been no action taken or any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•

there is no pending legal proceeding by any governmental body that in each case (i) challenges or seeks to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger or (ii) seeks to, as a consequence of the consummation of the Offer or the Merger, (A) restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Alder, or impose any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Alder to conduct its business or own such assets; (B) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation; or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Alder or of Parent or its affiliates;

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

•

the accuracy of the representations and warranties made by Alder in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•

the performance or compliance of Alder in all material respects with all obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•

since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change, condition, fact, state of facts, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”); and

•

Parent, Payor and Purchaser have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of Alder, Parent, Payor and Purchaser are not permitted to (i) decrease the Closing Amount, (ii) amend the terms of the CVR or the CVR Agreement, (iii) change the form of consideration payable in the Offer, (iv) decrease the maximum number of Shares sought to be purchased in the Offer, (v) impose conditions on or requirements to the Offer in addition to the Offer Conditions or amend, modify or waive the Minimum Condition, Termination Condition, the Regulatory Condition or the Government Impediment Condition, (vi) amend or modify any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer may not be withdrawn prior to the Expiration Date of the Offer unless the Merger Agreement is terminated in accordance with its terms.

See Section 15 — “Conditions to the Offer.”

Have any Alder stockholders entered into agreements with Parent, Payor, Purchaser or their affiliates requiring them to tender their Shares pursuant to the Offer?

Yes. In connection with the execution of the Merger Agreement, certain supporting Alder stockholders have entered into the Support Agreement. Subject to the terms and conditions of the Support Agreement, each of the

Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of Company Options (as defined below)), pursuant to the Offer, which Shares represent in the aggregate approximately 9.9% of Alder’s total outstanding Shares as of September 12, 2019, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that two (2) trading-day period. See Section 3 —“Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after November 22, 2019, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Alder board of directors think of the Offer?

The board of directors of Alder (which we refer to as the “Alder Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Alder and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Alder of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Alder accept the Offer and tender their Shares to Payor pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Alder.” A more complete description of the reasons for the Alder Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Alder stockholders together with this Offer to Purchase.

If the Offer is completed, will Alder continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Payor and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire a majority of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Alder pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Alder (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Alder — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 13, 2019, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $10.06. On September 20, 2019, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $18.64. The Closing Amount represents an approximately 79% premium over the September 13, 2019 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Alder will not establish a record date for, declare, set aside or pay any dividend or make any other distributions (whether in cash, stock or property) on any shares of any Alder securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Alder will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In The Money Option”) will be cancelled and converted into the right to receive both (a) a cash payment equal to (i) the excess, if any, of the (x) Closing Amount over (y) exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (b) one (1) CVR for each Share subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled and converted into the right to receive a cash payment, if any, from Payor with respect to each Share subject to the Out of the Money Option upon the date that is twenty (20) business days following the achievement of the Milestone (the “Milestone Payment Date”) occurring pursuant to the CVR Agreement (or such date after the achievement of the Milestone on the terms and conditions set forth in the CVR Agreement as may be required to ensure that such cash payment constitutes a short-term deferral within meaning of Treasury Regulation 1.409A-1(b)(4)), equal to the amount by which, as of the Milestone Payment Date, if any, the sum of the (i) Closing Amount and (ii) amount per Share in case to be paid at the Milestone Payment Date, if any, under the CVR Agreement (“the Per Share Value Paid”) exceeds the exercise price payable per Share under such Out of the Money Option. No payment will be made with respect to the Milestone being achieved after the expiration of the CVR Agreement. Notwithstanding the foregoing, any Out of the Money Options with an exercise price payable per Share equal to or greater than $20.00 will be cancelled at the Effective Time without any consideration payable therefor.

Each of the restricted stock units with respect to Shares that is outstanding at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Closing Amount and (ii) the number of Shares subject to such Company RSU and (b) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

Each of the then outstanding performance vesting restricted stock units with respect to Shares that is outstanding at the Effective Time (each, a “Company PSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Closing Amount and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance) and (b) one (1) CVR for each Share subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Alder BioPharmaceuticals, Inc.:

Violet Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Lundbeck LLC (“Payor”), an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Alder BioPharmaceuticals, Inc., a Delaware corporation (the “Company” or “Alder”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Payor, Purchaser and Alder. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Alder (the “Merger”) as soon as practicable without a vote of the stockholders of Alder in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Alder continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Payor. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares held by Alder as treasury stock or by Parent, Payor, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be cancelled and retired and will cease to exist, and other than Shares held by a holder who validly exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be automatically converted into the right to receive (a) $18.00 per Share, net to the seller in cash (the “Closing Amount”), without interest and less any applicable withholding taxes, plus (b) one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the first legally valid approval by the European Commission of a “marketing authorisation application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 Clinical Trial (the “Milestone”). Prior to the Offer Acceptance Time (as defined below), Parent and Payor will enter into a Contingent Value Rights Agreement (“CVR Agreement”) with a rights agent agreeable to Parent, Payor and Alder, governing the terms of the contingent consideration. As a result of the Merger, Alder will cease to be a publicly traded company and will become a wholly owned subsidiary of Payor. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Alder stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the Minimum Condition (as described below), (c) the Regulatory Condition (as described below) and (d) the Governmental Impediment Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, (but without duplication).

The Regulatory Condition requires that (i) any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany shall have granted merger control clearance or shall have provided confirmation that a merger control filing is not triggered as a result of the Offer or the Merger. Under the HSR Act, each of Parent and Alder filed on September 20, 2019 a Premerger Notification and Report Form (as defined below) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a thirty (30) calendar day waiting period following Parent’s filings, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Unless the foregoing initial thirty (30)-calendar-day waiting period is either earlier terminated or extended, such waiting period shall expire at 11:59 p.m. Eastern Time on October 21, 2019. On September 20, 2019, the German Federal Cartel Office confirmed that a merger control filing in Germany is not triggered as a result of the Offer or the Merger. Pursuant to the Austrian Cartel Act 2005, as amended, notification to the FCA of the Offer may be required and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. Parent has submitted the notification filing to the FCA on September 23, 2019, and the foregoing four (4)-week review period will expire at midnight on October 21, 2019 Austrian time. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger and the condition that the applicable governmental bodies of competent jurisdiction in Austria and Germany grant merger control clearance or provide confirmation that a merger control filing is not triggered as a result of the Transactions, there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the consummation of any of the Transactions and there has not been any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the consummation of the Offer or the Merger.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” The Offer is not subject to any financing condition.

The Alder Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of Alder and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by

Alder of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 251(h) of the DGCL and (v) resolved to recommend that the stockholders of Alder accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Alder Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Alder (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Alder has advised Payor and Parent that, as of September 12, 2019, (i) 83,637,234 Shares were issued and outstanding, (ii) 12,277,758 Shares were subject to issuance pursuant to all options to purchase Shares (“Company Options”) granted and outstanding under the Alder BioPharmaceuticals, Inc. 2005 Stock Plan approved by the stockholders on July 19, 2005, 2014 Equity Incentive Plan approved by the stockholders on April 7, 2014 and Amended and Restated 2018 Inducement Award Plan dated June 20, 2019 (collectively, the “Company Equity Plans”), (iii) 2,843,683 Shares were reserved for future issuance under the Company Equity Plans, (iv) 2,293,113 Shares were reserved for future issuance under the Alder BioPharmaceuticals, Inc. 2014 Employee Stock Purchase Plan dated April 7, 2014, (v) 19,166,648 Shares were reserved for future issuance upon conversion of the Company’s 2.50% Convertible Senior Notes due 2025 (the “Convertible Senior Notes”) issued under the Indenture, dated as of February 1, 2018, between the Company and U.S. Bank National Association, as trustee, as amended or supplemented (the “Convertible Senior Notes Indenture”) and (vi) 8,547,760 Shares were reserved for future issuance upon conversion of the Shares designated as Class A-1 Convertible Preferred Stock (the “Class A-1 Convertible Preferred Stock”). Based upon the foregoing and assuming fully diluted issued and outstanding Shares on the basis of the value of the Offer Price and an estimated 98,866 Shares to be purchased under the Alder ESPP between September 16, 2019 and prior to the expiration of the Offer based on information from Alder, the Minimum Condition would be satisfied if at least 56,312,971 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

In connection with the execution of the Merger Agreement, the Supporting Stockholders have entered into a Tender and Support Agreement, dated as of September 16, 2019, with Parent, Payor and Purchaser (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each of the Supporting Stockholders agrees, among other things, subject to certain exceptions, to tender his, her or its Shares (including any Shares acquired upon the exercise of Company Options), pursuant to the Offer, which Shares represent in the aggregate approximately 9.9% of Alder’s total outstanding Shares as of September 12, 2019, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Alder.

Certain U.S. federal income tax considerations of the exchange of Shares for cash and CVRs pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Alder will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer will occur on October 22, 2019 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Impediment Condition and the other conditions described in Section 15 — “Conditions to the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must (and Parent must cause Purchaser to) extend the Offer (i) for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer, (ii) for periods of up to ten (10) business days each until any waiting period (and extension thereof) applicable to consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated and (iii) for additional periods of up to ten (10) business days per extension at the request of Alder if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Purchaser may, in its discretion, extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser, Parent or Payor, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond December 31, 2019 (the “End Date”). Further, Purchaser is not required to extend the Offer beyond the then existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days, provided that each such period will be ten (10) business days unless Alder agrees otherwise, if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition. Subject to the valid termination of the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Alder.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the consent of Alder, Parent, Payor and Purchaser may not (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, or (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly by a public announcement in accordance with Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d) under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”). Such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Alder pursuant to Section 251(h) of the DGCL.

Alder has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Alder and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amounts for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two (2) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a

Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Parent, Payor, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Closing Amounts paid to a holder of Shares may be subject to backup withholding (currently at the rate of 24%). In addition, payments with respect to a CVR may be subject to information reporting and backup withholding.

A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if (i) the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed a U.S. Internal Revenue Service (“IRS”) Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax and (ii) with respect to payments on the CVRs, provides the rights agent with a certification described in clause (i)(A) of this sentence or otherwise establishes an exemption from backup withholding tax.

A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agent its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 22, 2019, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

5.	Certain U.S. Federal Income Tax Considerations.

The following is a summary of certain U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to stockholders whose Shares are exchanged for cash and CVRs in the Offer or the Merger. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder (as defined below) holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own (or are deemed to own) 5% or more of the outstanding Shares, Holders of Shares that exercise appraisal rights, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any tax consequences arising under the Medicare contribution tax on net investment income.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and Merger generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and Merger.

No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders

Receipt of Cash and CVRs. The receipt of cash and CVRs by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger, as the case may be. The receipt of the CVRs as part of the Offer or the Merger consideration might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each discussed below.

Pursuant to U.S. Treasury regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an open transaction for purposes of determining gain or loss. These Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your own tax advisor with respect to the proper characterization of the receipt of a CVR.

Treatment as Open Transaction

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. A portion of such payments would be treated as interest income under Section 483 of the Code (as discussed below) and the balance, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the portion of payments on the CVRs not treated as imputed interest, will generally first be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder will then recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the portion of CVR payments not treated as imputed interest received after the U.S. Holder’s adjusted tax basis has been reduced to zero. A U.S. Holder will recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such Holder’s abandonment of the Holder’s CVRs. Gain or loss recognized in the transaction must be determined separately for each identifiable block of Shares (i.e., Shares acquired at the same cost in a single transaction). Any such gain or loss will be long-term if the Shares were held for more than one year prior to such disposition. The deductibility of capital losses is subject to certain limitations.

The portion of any payment made with respect to a CVR treated as imputed interest under Section 483 of the Code will be determined at the time such payment is made and generally should equal the excess of (1) the amount of the CVR payment over (2) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. The applicable federal rate is published monthly by the IRS. The relevant applicable federal rate will be the lower of the lowest applicable federal rate in effect during the three month period ending with the month that includes the date on which the Merger Agreement was signed or the lowest applicable federal rate in effect during the three month period ending with the month that includes the date of the consummation of the Offer or the Merger, as applicable. A U.S. Holder must include in its taxable income interest imputed pursuant to Section 483 of the Code using such Holder’s regular method of accounting for U.S. federal income tax purposes.

Treatment as Closed Transaction

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, then a U.S. Holder of Shares generally would recognize capital gain or loss, if any, in the same manner as if the transaction were an open transaction, except that a U.S. Holder would take into account the “reasonably ascertainable” fair market value of the CVR determined on the date of the consummation of the Offer or the Merger, as applicable, as an additional amount realized for purposes of calculating gain or loss with respect to the exchange of Shares pursuant to the Merger. It is possible that the trading value of Alder’s common stock would be considered along with other factors in determining whether the value of the CVR is reasonably ascertainable. A U.S. Holder’s initial tax basis in a CVR received in either the Offer or the Merger would equal the fair market value of such CVR as determined for U.S. federal income tax purposes. The holding period for a CVR would begin on the day following the date of the closing of the Offer or the Effective Time, as the case may be. There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs would be uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income. In addition, it is unclear how a U.S. Holder of the CVRs would recover its adjusted tax basis with respect to payments thereon. It is also possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code (as described above under “Treatment as Open Transaction”).

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Treatment as Open Transaction”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents.

FATCA. In certain circumstances, the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”) imposes a withholding tax of 30% on certain U.S.-source interest and other income unless certain non-U.S. financial institutions (including investment funds) (i) enter into, and comply with, an agreement with the IRS to perform certain due diligence on account holders, and report to the U.S. authorities, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, or (ii) utilize an intergovernmental agreement (if available) between the United States and an applicable foreign country, to perform modified due diligence on account holders and report certain account holder information either directly to the U.S. authorities or to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which Shares or CVRs are held will affect the determination of whether Payor or another applicable withholding agent will be required to withhold tax at a rate of 30% on any portion of payments made pursuant to the Offer or the Merger, or on the CVRs, that are treated as imputed interest. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. Similarly, certain U.S. source interest and other income payable held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the Payor generally will be required to provide to the IRS. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Offer or the Merger.

As discussed above, the tax treatment of the CVRs is unclear, and it is possible that Payor or another withholding agent would withhold amounts with respect to the CVRs. Non-U.S. Holders are urged to consult their own tax advisors.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to a CVR may be subject to information reporting and backup withholding. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding tax.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Merger may reflect only the cash amounts paid to the U.S. Holder on the Merger and not the fair market value of the U.S. Holder’s interest in payments made (or to be made) on the CVRs. Accordingly, a U.S. Holder that treats the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount received that is less than the amount such U.S. Holder will realize in the year of the Merger. In addition, any Form 1099-B a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments paid to the U.S. Holder (except imputed interest) and therefore may not take into account the fact that the U.S. Holder already included the value of the such payments in such U.S. Holder’s amount realized in the year of the Merger. As a result, U.S. Holders reporting under this method should not rely on the amounts reported to them on IRS Forms 1099-B with respect to the Merger. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under this method.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER OR THE OWNERSHIP OF CVRS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “ALDR.” Alder advised Payor and Parent that, as of September 12, 2019, (i) 83,637,234 Shares were issued and outstanding, (ii) 12,277,758 Shares were subject to issuance pursuant to all options to purchase Shares granted and outstanding under the Alder BioPharmaceuticals, Inc. 2005 Stock Plan approved by the stockholders on July 19, 2005, 2014 Equity Incentive Plan approved by the stockholders on April 7, 2014 and Amended and Restated 2018 Inducement Award Plan dated June 20, 2019, (iii) 2,843,683 Shares were reserved for future issuance under the Company Equity Plans, (iv) 2,293,113 Shares were reserved for future issuance under the Alder BioPharmaceuticals, Inc. 2014 Employee Stock Purchase Plan dated April 7, 2014 (the “Alder ESPP”), (v) 19,166,648 Shares were reserved for future issuance upon conversion of the Company’s 2.50% Convertible Senior Notes due 2025 issued under the Indenture, dated as of February 1, 2018, between the Company and U.S. Bank National Association, as trustee, as amended or supplemented, and (vi) 8,547,760 Shares were reserved for future issuance upon conversion of the Shares designated as Class A-1 Convertible Preferred Stock. Based upon the foregoing and assuming fully diluted issued and outstanding Shares on the basis of the value of the Offer Price and an estimated 98,866 Shares to be purchased under the Alder ESPP between September 16, 2019 and prior to the expiration of the Offer based on information from Alder, the Minimum Condition would be satisfied if at least 56,312,971 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low closing prices per Share for each quarterly period, as reported on NASDAQ. Alder has never declared any cash dividends on its Shares.

	High	Low
Year Ended December 31, 2017
First Quarter	$25.00	$19.50
Second Quarter	22.15	11.45
Third Quarter	12.25	8.75
Fourth Quarter	13.05	9.95
Year Ended December 31, 2018
First Quarter	$17.90	$11.25
Second Quarter	19.05	12.55
Third Quarter	19.90	15.80
Fourth Quarter	15.66	9.80
Year Ended December 31, 2019
First Quarter	$14.71	$10.25
Second Quarter	14.14	10.46
Third Quarter (through September 20, 2019)	18.71	8.59

On September 13, 2019, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $10.06. On September 20, 2019, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $18.64. The Closing Amount represents an approximately 79% premium over the September 13, 2019 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Payor or Parent, Alder will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any securities of Alder or certain of its subsidiaries specified in the Merger Agreement (Alder and each such subsidiary, an “Acquired Corporation” and collectively, the “Acquired Corporations”) (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Alder.

Except as specifically set forth herein, the information concerning Alder contained in this Offer to Purchase has been taken from or is based upon information furnished by Alder or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Alder’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

The following description of Alder and its business has been taken from Alder’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2018, and is qualified in its entirety by reference to such Form 10-K.

Alder was incorporated in Delaware in May 2002 as “Alder BioPharmaceuticals, Inc.” Alder’s common stock trades on the Nasdaq Global Market under the symbol “ALDR”. Alder’s headquarters are located at 11804 North Creek Parkway South, Bothell, WA 98011, and its telephone number is (425) 205-2900. Alder’s internet address is www.alderbio.com.

Alder is a clinical-stage biopharmaceutical company that discovers, develops and seeks to commercialize therapeutic antibodies with the potential to meaningfully transform the treatment paradigm in migraine. Alder focuses its resources and development efforts principally on Eptinezumab (ALD403), Alders solely-owned lead investigational product candidate, in order to maximize its therapeutic and commercial potential. Eptinezumab is administered through an infusion procedure and is currently in its Phase 3 clinical trials. Alder is committed to commercializing Eptinezumab in the United States as a migraine prevention therapy. Alder’s other product candidate is ALD1910, which also holds potential as a migraine treatment.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Alder is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Alder’s directors and officers, their remuneration, stock options granted to them, the principal holders of Alder’s securities, any material interests of such persons in transactions with Alder and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 30, 2019. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Alder, that file electronically with the SEC.

8.	Certain Information Concerning Parent, Payor and Purchaser.

Parent is a public company incorporated in Denmark and an indirect parent of Payor. Parent’s principal executive offices are located at Ottiliavej 9, Valby, Denmark 2500. The telephone number of Parent is +45 36 30 13 11. Parent is a pharmaceutical company engaged in the research and development, production, marketing, and sale of drugs for the treatment of disorders in the central nervous system, including depression, schizophrenia, Alzheimer’s disease and Parkinson’s disease.

Payor is a Delaware limited liability company and an indirect wholly owned subsidiary of Parent. Payor is primarily a holding company for certain United States assets of Parent.

Purchaser is a Delaware corporation formed on September 6, 2019, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Alder will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Payor.

Payor’s principal executive offices are located at 6 Parkway North, Deerfield, Illinois, 60015. The telephone number for both Payor and Purchaser is (866) 377-6996.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent, Payor and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Parent, Payor or Purchaser or, to the best knowledge of Parent, Payor and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent, Payor or Purchaser or, to the best knowledge of Parent, Payor and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, Payor or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Payor or Purchaser or, to the best knowledge of Parent, Payor and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, Payor or Purchaser or, to the best knowledge of Parent, Payor and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Alder (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent, Payor or Purchaser or, to the best knowledge of Parent, Payor and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Alder or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent, Payor, or Purchaser or any of their subsidiaries, or, to the best knowledge of Parent, Payor and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Alder or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent, Payor and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need approximately $2.1 billion, plus related fees and expenses, to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding shares of Class A-1 Convertible Preferred Stock, In the Money Options, Company RSUs, Company PSUs, the Company Warrant (if issued and outstanding) and in connection with the repurchase or conversion, as applicable, of the Convertible Senior Notes in accordance with the terms of the Convertible Senior Notes Indenture and to pay the Merger Consideration and consummate the Merger. In addition, Purchaser estimates that it would need approximately an additional $232 million to pay the maximum aggregate amount that holders of the CVRs and former holders of Out of the Money Options would be entitled to in the event that the Milestone is timely achieved. Parent will cause Payor to provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger Consideration, payments to holders of the CVRs and the other payments contemplated by the Merger Agreement, all in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s, Payor’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer or the Merger.

Parent expects to obtain the necessary funds for the acquisition of Shares in the Offer, the Merger Consideration and the other payments contemplated by the Merger Agreement through (i) its cash on hand, (ii) borrowings under its existing credit facilities described below or (iii) a combination of the foregoing. To the extent borrowings are made by Parent to fund Purchaser’s purchase of Shares, such funds will be provided to Purchaser through intercompany borrowings. Aside from its existing credit facilities, Parent does not have any other alternative financing plans or arrangements.

Revolving Credit Agreement

On June 25, 2019, Parent entered into a multicurrency revolving facility agreement (the “Revolving Credit Agreement”) with, among others, the financial institutions party thereto as lenders (the “Revolving Facility Lenders”) and Danske Bank A/S, as facility agent. The Revolving Credit Agreement provides a EUR 1,500,000,000 revolving credit facility (the “Revolving Facility”) with a maturity date of June 25, 2023, subject to Parent’s right to request extension of the Revolving Facility with respect those Revolving Facility Lenders who consent to such extension to a final maturity date no later than June 25, 2026. Borrowings under the Revolving Facility are subject to customary conditions.

Borrowings under the Revolving Facility will bear interest at a rate per annum equal to the sum of (i) a base rate depending on the currency of the relevant loan and the duration of the relevant interest period (which, for loans in US dollars, will have a base rate equal to LIBOR for the relevant interest period, which may be one, three, six or twelve months), and (ii) the applicable margin. The applicable margin is determined based on a pricing grid depending on Parent’s consolidated leverage and ranges from 0.55% to 1.95% per annum.

All payments of principal and interest with respect to the Revolving Facility will be due and payable as specified in the Revolving Credit Agreement. To date, no plans have been made to finance or repay any borrowings under the Revolving Facility after the consummation of the transactions contemplated by the Merger Agreement, other than as required by the terms of such the Revolving Credit Agreement.

The Revolving Credit Agreement contains representations and warranties, affirmative and negative covenants, including financial maintenance covenants, and events of default, that Parent believes are usual and customary for such a credit facility.

The foregoing summary of the Revolving Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Revolving Credit Agreement itself, which is incorporated herein by reference. We have filed a copy of the Revolving Credit Agreement as Exhibit (b)(1) to the Schedule TO.

Term Loan Facility

On September 16, 2019, Parent entered into a facility agreement (the “Term Loan Agreement”) with, among others, the financial institutions party thereto as lenders and Danske Bank A/S, as facility agent (the “Term Facility Agent”). The Term Loan Agreement provides a DKK 2,000,000,000 term loan facility (the “Term Loan Facility”) which matures at the first anniversary of the Offer Closing. Borrowings under the Term Loan Facility are subject to customary conditions.

Borrowings under the Term Loan Facility will bear interest at a rate per annum equal to the sum of (i) CIBOR for the relevant interest period, which may be three, six or twelve months, and (ii) the applicable margin. The applicable margin is determined based on a pricing grid depending on Parent’s consolidated leverage and ranges from 0.45% to 1.85% per annum.

All payments of principal and interest with respect to the Term Loan Facility will be due and payable as specified in the Term Loan Agreement. The Term Loan Facility contains no interim amortization and all amounts outstanding thereunder will be due and payable at maturity. To date, no plans have been made to finance or repay the Term Loan Facility after the consummation of the transactions contemplated by the Merger Agreement, other than as required by the terms of such the Term Loan Agreement. Amounts repaid under the Term Loan Agreement cannot be reborrowed.

The Term Loan Agreement contains representations and warranties, affirmative and negative covenants, including financial maintenance covenants, and events of default, that Parent believes are usual and customary for such a credit facility.

The foregoing summary of the Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Term Loan Agreement itself, which is incorporated herein by reference. We have filed a copy of the Term Loan Agreement as Exhibit (b)(2) to the Schedule TO.

10.	Background of the Offer; Past Contacts or Negotiations with Alder.

The information set forth below regarding Alder not involving Parent, Payor or Purchaser was provided by Alder, and none of Parent, Payor, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Payor, Purchaser, Parent or any of their affiliates or representatives participated.

Background of the Offer and the Merger

The following is a description of material contacts between representatives of Parent, Payor or Purchaser and representatives of Alder that resulted in the execution of the Merger Agreement. For a review of Alder’s additional activities, please refer to Alder’s Schedule 14D-9 that will be filed with the SEC and mailed to all Alder stockholders.

The board of directors of Parent (the “Parent Board”), together with Parent’s senior management, regularly evaluates business opportunities through meetings with other biotechnology and pharmaceutical companies regarding a variety of potential partnerships, licensing arrangements, joint ventures, collaborations and other strategic transactions.

In late 2018, Parent was contacted by Alder on a non-confidential basis and engaged in discussions to determine Parent’s interest in pursuing a transaction, with detailed engagement to commence at the Annual J.P. Morgan Healthcare Conference in January 2019 (the “JPM Conference”). Accordingly, in January 2019, representatives of Parent met with representatives of Alder at the JPM Conference to discuss interest in a potential partnership regarding the commercialization of Eptinezumab outside of the United States (the “Ex-U.S. Partnership”).

Parent entered into a nondisclosure agreement with Alder on January 9, 2019, which non-disclosure agreement contained a standstill provision. Following the entry into the Nondisclosure Agreement, Parent and its representatives conducted due diligence investigation on Eptinezumab with respect to a potential Ex-U.S. Partnership.

On February 25, 2019, Parent submitted a letter to Alder providing for a non-binding proposal for the Ex-U.S. Partnership.

On March 6, 2019, Deborah Dunsire, the Chief Executive Officer of Parent, expressed to Clay Siegall, a director of Alder, while both were in attendance at an unrelated meeting, an interest in potentially discussing a broader scope transaction with Alder, noting that Parent was subject to and observing a standstill provision in its non-disclosure agreement with Alder.

Over the course of February and March 2019, Parent Alder exchanged term sheets for the Ex-U.S. Partnership.

On March 20 and 21, 2019, representatives of Parent met with representatives of Alder at Alder’s headquarters in Bothell, Washington to conduct a due diligence investigation for the Ex-U.S. Partnership.

On April 17, 2019, a representative of Alder contacted representatives of Parent involved in discussing the Ex-U.S. Partnership to confirm that Alder would be open to a private proposal from Parent regarding a strategic transaction having a broader scope than the Ex-U.S. Partnership delivered to Mr. Azelby.

On May 16, 2019, Ms. Dunsire had a telephone conversation with Mr. Azelby during which they discussed the status of negotiations for the Ex-U.S. Partnership. During the course of the discussion, Ms. Dunsire expressed that Parent would have an interest in a broader scope strategic transaction but had certain due diligence questions.

On June 4, 2019, representatives of Parent met with representatives of Alder in New York City, New York, to discuss certain threshold due diligence questions for Parent to assess whether it would be interested in proposing a broader scope strategic transaction.

On June 11 and 12, 2019, representatives of Alder met with representatives of Parent at Parent’s headquarters in Copenhagen, Denmark and discussed the terms of the Ex-U.S. Partnership.

Over the course of April 2019 through August 2019, Parent continued to negotiate the terms of the Ex-U.S. Partnership with Alder, and proposed agreements were substantially finalized around August 2019 in order to preserve the possibility of the Ex-U.S. Partnership as a strategic alternative to the Offer and the Merger. Under the terms of the proposed agreements, Parent would receive an exclusive license for the development and commercialization of Eptinezumab in markets outside the United States, and Alder would receive up to $250 million in upfront and combined milestone payments related to the filing with, and approval of Eptinezumab by, the European Medicines Agency (the “EMA”) for the preventive treatment of migraine. Alder would also be eligible to receive up to an additional $510 million upon achievement of development, regulatory and sales milestones, as well as double-digit royalties on net sales of Eptinezumab, if approved.

On July 21, 2019, Parent submitted a letter to Alder providing for a non-binding proposal to acquire all of the outstanding common stock of Alder for an aggregate price of $18.50 per share, which consisted of upfront cash consideration of $14.00 and a contingent value right (a “CVR”) with a nominal value of up to $4.50 per share, including $1.50 for the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval, $1.50 upon the approval of Eptinezumab by the FDA subject to the availability for commercial sale of specified quantities of Eptinezumab to Alder, and $1.50 upon Eptinezumab achieving annual worldwide net sales of more than $1 billion within ten (10) years following its commercialization (the “July 21 Proposal”). In the July 21 Proposal, Parent indicated that it had already completed substantial due diligence in connection with the potential Ex-U.S. Partnership and any additional diligence would focus on corporate level diligence, U.S. launch readiness and interactions with the FDA, among other matters. Parent also expressed its desire to execute a definitive agreement as quickly as possible. In addition, Parent indicated that the July 21 Proposal was not conditioned on any financing arrangement.

On July 25, 2019, representatives of MTS Health Partners, L.P. and PJT Partners LP, Parent’s financial advisors, were contacted by a representative of Centerview Partners LLC, Alder’s financial advisor, who communicated that the consideration offered under the July 21 Proposal would need to be substantially improved.

On August 10, 2019, Parent submitted a non-binding proposal to Alder to acquire all of Alder’s outstanding common stock for an aggregate price of $19.00 per share, which consisted of upfront cash consideration of $17.00 and potential milestone payments under the CVR with a nominal value of up to $2.00 per share upon the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval (the “August 10 Proposal”). The August 10 Proposal reiterated that Parent had completed substantial due diligence in connection with the prior potential the Ex-U.S. Partnership and expressed Parent’s desire to proceed with the execution of definitive agreement as quickly as possible. The August 10 Proposal reiterated that the proposal was not conditioned on any financing arrangements.

On August 12, 2019, Ms. Dunsire received an email from Mr. Azelby which contained Alder’s counteroffer (the “August 12 Counteroffer”). The August 12 Counteroffer proposed an increase of the upfront cash payment from $17.00 per share in Parent’s August 10 Proposal to $18.00 per share, plus a CVR with a nominal value of up to $5.00 per share upon the achievement of up to three (3) milestones.

On August 14, 2019, Ms. Dunsire had a telephone conversation with Mr. Azelby and proposed an $18.00 per share upfront cash payment and a CVR with a nominal value up to of $1.50 per share payable upon the achievement of two (2) milestones (the “August 14 Proposal”). Mr. Azelby again requested that Parent seek to improve its offer.

On August 16, 2019, Parent submitted a non-binding proposal to Alder to acquire all of Alder’s outstanding common stock for an aggregate price of $20.00 per share, which consisted of upfront cash consideration of $18.00 plus a CVR with a nominal value of $2.00 per share upon the approval of Eptinezumab by the EMA for the preventive treatment of migraine, using two concluded pivotal studies as the basis for such approval (the “August 16 Proposal”), subject to the completion of confirmatory due diligence and the negotiation and execution of definitive agreements.

On August 18, 2019, a representative of Alder provided a representative of Parent with an initial draft of the Merger Agreement prepared by Skadden.

On August 20, 2019, Alder granted Parent, and its legal and financial advisors, access to additional diligence materials through a virtual data room to enable Parent and its representatives to perform their confirmatory due diligence investigation of Alder. In addition to their review of the virtual data room, Parent and its advisors participated in calls and in-person meetings with senior management of Alder and representatives of Alder as part of Parent’s due diligence investigation. Such due diligence calls and meetings and Parent’s confirmatory due diligence investigation continued through the execution of the Merger Agreement.

During the period from August 18 through September 15, 2019, Baker McKenzie LLP, counsel to Parent (“Baker”), and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to Alder, discussed and exchanged drafts of the Merger Agreement, the form of CVR Agreement, the Tender and Support Agreement and the Disclosure Schedule. Among other items, the parties negotiated the scope of the conditions to closing (including the definition of a material adverse effect) and termination provisions, the amount of Alder’s termination fee in the event that Alder terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and the other circumstances in which such fee would be payable, the amount of expense reimbursement for Parent and the circumstances in which expense reimbursement would be payable, the requirement for Parent to use commercially reasonable efforts for the milestone under the CVR to be satisfied, the definition of such milestone and the deadline for such milestone.

On August 21 and 22, 2019, certain members of Alder’s and Parent’s senior management teams met at the Hyatt Regency Hotel in Bellevue, Washington to discuss the proposed transaction. During this meeting, the parties discussed materials related to the confirmatory due diligence investigation conducted by Parent.

On August 30, 2019, a representative of Skadden conveyed to representatives of Parent proposals prepared by or on behalf of the compensation committee of the Alder board of directors as to incentives for the purpose of aligning the interests of management and the rest of the Alder’s employees with the interests of stockholders in the completion of the proposed transaction with Parent. During the period from August 30 through September 15, 2019, representatives of Alder, Parent and their respective legal counsel engaged in discussions as to the proposals authorized by the compensation committee. Representatives of Parent and Alder, and their respective legal counsel continued to discuss the incentives proposed by the Alder compensation committee through September 15, 2019, ultimately resulting in the incentives described in Alder’s Schedule 14d-9 under the heading “—Arrangements Between Alder and its Executive Officers, Directors and Affiliates”.

On September 6, 2019, the Parent Board unanimously authorized and approved the negotiation, execution, delivery and performance by Parent, Payor and Purchaser of the Merger Agreement, the CVR Agreement and the Support Agreement and the consummation of the Offer and the Merger by authorizing the Chairmanship of the Parent Board to authorize and approve the foregoing subject to certain conditions.

On September 13, 2019, Alder and Parent amended their nondisclosure agreement to expand the purpose of the information disclosed under the nondisclosure agreement to include a possible business combination.

From September 14 and continuing through September 15, representatives of Skadden and Baker resolved the material open terms on the Merger Agreement, the CVR Agreement and related transaction documents, in particular the definition of a material adverse effect, the amount of Alder’s termination fee payable to Parent, the amount of expense reimbursement for Parent, the requirement for Parent to use commercially reasonable efforts for the milestone under the CVR to be satisfied and the definition of such milestone.

On September 15, 2019, the Alder Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, and in the best interest of, Alder and its stockholders; (ii) declared that it is advisable for Alder to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Alder of the

Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger shall be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Alder’s stockholders accept the Offer and tender their Shares pursuant to the Offer; (vi) approved the adoption of the forum selection amendment to the Bylaws; and (vii) declared that the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer of Alder were each thereby authorized to execute and deliver the Merger Agreement (with the form of CVR Agreement annexed thereto) in the form presented to the Alder Board.

On the morning of September 16, 2019, in Copenhagen, Denmark, the Chairmanship of the Parent Board, acting in accordance with the authority of the entire Parent Board granted to the Chairmanship of the Parent Board at the Parent Board’s meeting on September 6, 2019, unanimously authorized and approved the execution, delivery and performance by Parent, Payor and Purchaser of the Merger Agreement, the CVR Agreement and the Support Agreement and the consummation of the Offer and the Merger.

Later in the morning of September 16, 2019, before the start of trading on Nasdaq on September 16, 2019, (i) Alder, Parent, Payor and Purchaser executed and delivered the Merger Agreement and (ii) Parent and Alder issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Alder for the Offer Price.

Following the Alder Board meeting, before the start of trading on Nasdaq on September 16, 2019, Alder, Parent, Payor and Purchaser executed and delivered the Merger Agreement.

Before the opening of trading on Nasdaq on September 16, 2019, Alder and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding common stock of Alder for the Offer Price, and Alder filed a current report on Form 8-K.

On September 23, 2019, Purchaser commenced the Offer and filed this Schedule TO.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent, Payor and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Payor, Purchaser or Alder. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Alder to Parent, Payor and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than September 30, 2019. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer shall occur on October 22, 2019, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that Alder’s prior written approval is required for Parent, Payor or Purchaser to:

•	decrease the Closing Amount;

•	amend the terms of the CVR or the CVR Agreement;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Impediment Condition;

•	amend any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Payor is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Purchaser, Parent or Payor, Purchaser, Parent and Payor may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•

Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer;

•

Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated; and

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of Alder, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Purchaser is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without Alder’s consent. Further, Purchaser is not required to extend the Offer beyond the then existing Expiration Date for more than three (3) consecutive additional periods not to exceed a total of thirty (30) business days, provided that each such period will be ten (10) business days unless Alder agrees otherwise, if, as of the applicable Expiration Date, all Offer Conditions have been satisfied or waived except for the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. Subject to the valid termination of the Merger Agreement, Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Alder.

Purchaser has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

The CVR Agreement. The Merger Agreement provides that at or prior to the Offer Acceptance Time, Parent, Payor and a rights agent mutually agreeable to Payor and Alder will execute and deliver the CVR Agreement.

Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Alder, the separate existence of Purchaser will cease, and Alder will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, Parent, Payor, Purchaser and Alder have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, and in any event on the same date as the Offer Acceptance Time, without a vote of Alder’s stockholders in accordance with Section 251(h) of the DGCL.

As of the Effective Time, the certificate of incorporation of Alder will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Annex III to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation.

The bylaws of Purchaser immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation.

The obligations of Alder, Parent, Payor and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser (or Payor on Purchaser’s behalf) must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling by any governmental body in effect restraining, enjoining or otherwise preventing the consummation of the Merger, and no governmental body shall have promulgated, enacted, issued or deemed applicable to the Merger any law which prohibits or makes illegal the consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held by Alder as treasury stock or Shares held by Parent, Payor, Purchaser or any other subsidiary of Payor, which will be cancelled and retired and cease to exist without consideration or payment; and Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive (a) $18.00 per Share, net to the seller in cash, plus (b) one (1) CVR, in each case, without interest and less any applicable withholding taxes (collectively, the “Merger Consideration”).

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares, which immediately prior to the Effective Time represented Shares, shall cease to have any rights with respect to such Shares other than (a) the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration; (b) rights provided with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, such consideration as determined pursuant to Section 262 of the DGCL; or (c) rights provided with respect to Shares under any other applicable law.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised at the Effective Time, whether or not vested and which has a per share exercise price that is less than the Closing Amount (each, an “In the Money Option”) will be cancelled and converted into the right to receive both (a) a cash payment equal to (i) the excess, if any, of the (x) Closing Amount over (y) exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting) and (b) one (1) CVR for each Share subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled and converted into the right to receive a cash payment, if any, from Payor with respect to each Share subject to the Out of the Money Option upon the date that is twenty (20) business days following the achievement of the Milestone (the “Milestone Payment Date”) occurring pursuant to the CVR Agreement (or such date after the achievement of the Milestone on the terms and conditions set forth in the CVR Agreement as may be required to ensure that such cash payment constitutes a short-term deferral within meaning of Treasury Regulation 1.409A-1(b)(4)), equal to the amount by which, as of the Milestone Payment Date, if any, the sum of the (i) Closing Amount and (ii) amount per Share in case to be paid at the Milestone Payment Date, if any, under the CVR Agreement (the “Per Share Value Paid”) exceeds the exercise price payable per Share under such Out of the Money Option. No payment will be made with respect to the Milestone being achieved after the expiration of the CVR Agreement. Notwithstanding the foregoing, any Out of the Money Options with an exercise price payable per Share equal to or greater than $20.00 will be cancelled at the Effective Time without any consideration payable therefor.

Each of the restricted stock units with respect to Shares that is outstanding at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Closing Amount and (ii) the number of Shares subject to such Company RSU and (b) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time.

Each of the then outstanding performance vesting restricted stock units with respect to Shares that is outstanding at the Effective Time (each, a “Company PSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Closing Amount and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance) and (b) one (1) CVR for each Share subject to such Company PSU immediately prior to the Effective Time (determined at the maximum level of performance).

Treatment of Convertible Preferred Stock.

In accordance with the Certificate of Designation of Preferences, Rights and Limitations as filed with the Secretary of State of the State of Delaware on January 7, 2018 (the “Certificate of Designation”), each share of Class A-1 Convertible Preferred Stock outstanding immediately prior to the Offer Acceptance Time will, upon the Offer Acceptance Time, be cancelled without any further action on the part of Alder or the holders thereof, and in consideration for such cancellation, each holder of shares of Class A-1 Convertible Preferred Stock will automatically receive, for each Share issuable upon conversion of such shares of Class A-1 Convertible Preferred Stock that would have been issuable had such cancelled shares of Class A-1 Convertible Preferred Stock been converted immediately prior to the Offer Acceptance Time, the same Offer Price receivable by holders of Shares promptly after the Offer Acceptance Time, subject to any withholding taxes. Alder will take all actions required to ensure compliance with its obligations under the Certificate of Designation and to consummate the treatment of shares of Class A-1 Convertible Preferred Stock in accordance with the preceding sentence.

Treatment of Company Warrant.

In accordance with the warrant to purchase Class A-1 Convertible Preferred Stock issuable by Alder at least five (5) business days prior to the effective date of the Merger (provided that such date is on or before January 9, 2020), pursuant to the Preferred Stock Purchase Agreement, dated as of January 7, 2018, by and between the Company and the buyers set forth on exhibit A thereto (the “Company Warrant”), upon the Offer Acceptance Time, if the Company Warrant is then outstanding and unexercised, Parent will cause the Purchaser to assume the obligations under the Company Warrant to deliver to the applicable holder of the Company Warrant the same Offer Price receivable by holders of Shares. Alder will take all actions required to ensure compliance with its obligations under the Preferred Stock Purchase Agreement referenced above and, if outstanding and unexercised, the Company Warrant and to consummate the treatment of the Company Warrant, in accordance with the preceding sentence.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Payor, Purchaser or Alder, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Alder to Payor in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Alder has made representations and warranties to Parent, Payor and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of certain changes since Alder’s financial statements for the period ending June 30, 2019;

•	since December 31, 2018, the absence of a Material Adverse Effect (as defined below);

•	title to assets;

•	real property matters;

•	intellectual property, information technology assets and personal data;

•	privacy, data and computer systems;

•	material contracts;

•	absence of undisclosed liabilities;

•	legal and regulatory compliance;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses and compliance with laws;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	required consents and approvals and non-contravention of laws, governance documents or agreements;

•	related party transactions;

•	opinion of its financial advisors; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Alder are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of Alder to consummate the Offer and the Merger on or before the End Date or (b) the business, assets, condition (financial or otherwise) liabilities (contingent or otherwise), operations or results of operations of the Acquired Corporations, taken as a whole. Clause (b) of the definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)

any change in the market price or trading volume of Alder’s stock or change in Alder’s credit ratings (except that the underlying causes of any such change in price, volume or credit rating may be considered to the extent not otherwise excepted);

(ii)	any event, occurrence, circumstance, change or effect resulting from the announcement or performance of the Transactions (subject to specified exceptions);

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industry in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, circumstance, change or effect arising from fluctuations with respect to currency exchange rates or interest rates;

(v)	any event, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity or natural disaster;

(vi)

the failure of Alder to meet internal or analysts’ expectations or projections (except that the underlying causes of any such failure may be considered to the extent not subject to the foregoing paragraphs (i) through (v) and paragraphs (vii) and (viii));

(vii)	any adverse effect arising from any action taken by Alder at the express written direction of Parent; or

(viii)

any change after the date of the Merger Agreement in any law or United States generally accepted accounting principles (or interpretations thereof) (other than for purposes of any representation or warranty contained in Section 3 of the Merger Agreement and the conditions to the Offer relating to such representations and warranties of Alder and, except, in the cases of the foregoing paragraphs (iii), (iv), (v) and (viii), to the extent that the Acquired Corporations are disproportionately adversely affected thereby as compared with other participants in the industries in which Alder and the Acquired Corporations operate).

In the Merger Agreement, Parent, Payor and Purchaser have made representations and warranties to Alder with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	authority relative to the Merger Agreement and the CVR Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of litigation;

•	sufficiency of funds to consummate the Offer and the Merger;

•	ownership of securities of Alder;

•	independent investigation regarding Alder; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Payor and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Alder has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Payor (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Alder’s confidential disclosure letter, Alder will, and will cause each other Acquired Corporation to, (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its commercially reasonable efforts to preserve intact its material business organizations and relationships third parties.

Alder has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Payor and Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Alder’s confidential disclosure letter, Alder will not, and will cause the Acquired Corporations not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	establish a record date for, declare, set aside, make or pay any dividend or distribution in respect of any securities of an Acquired Corporation (including the Shares);

•

repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of such capital stock, ordinary shares of any Acquired Corporation (including the Shares);

•	split, combine, subdivide or reclassify any Shares or capital stock, ordinary shares or other equity interests;

•

issue, sell, grant, deliver, pledge, transfer, encumber or authorize any of the foregoing for any securities of Alder, other than Shares issuable upon exercise of the Company Options outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	establish, adopt, terminate or materially amend any employee benefit plan, including any employment, consulting, severance or similar arrangement;

•	amend or waive any of Alder’s material rights under, or accelerate the vesting under, any provision of any employee benefit plan;

•	grant any current or former director, officer, employee, independent contractor or consultant any loan or any increase in compensation, bonuses or other benefits;

•

(i) hire or promote any employee or other individual service provider of Alder or its subsidiaries; (ii) hire for the position of sales representative; or (iii) terminate other than for cause the employment of any employee or other individual service provider of Alder or its subsidiaries who has a “target annual compensation opportunity” of $250,000 or more or who is the Chief Executive Officer of Alder or a direct report thereto;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any material joint venture, development, partnership or similar arrangement;

•	make or authorize any capital expenditure, except capital expenditures that do not exceed $500,000 individually or $1,000,000 in the aggregate;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term and not capable of being extended), transfer or assign any material right or other material asset or property, including intellectual property rights;

•	lend money or make capital contributions or advances to, or make investments in, any person;

•	incur or guarantee any indebtedness other than between Alder and a wholly owned Acquired Corporation or between wholly owned Acquired Corporations;

•

enter into, amend, modify, waive, renew (other than automatic renewals in accordance with an applicable material contract in effect as of the Effective Time) any material rights under or voluntarily terminate any material contract, any real property lease or any contract that would constitute a material contract or a real property lease if it had been in effect on the Effective Time;

•

except as required by applicable law or United States generally accepted accounting principles (or interpretations thereof), (i) adopt or change to any accounting method or accounting period used for tax purposes; (ii) make, revoke, rescind or change any tax election; (iii) file an amended tax return; (iv) enter into a closing agreement with any governmental body; (v) settle, compromise or consent to any tax claim or assessment or surrender a right to a tax refund; (vi) waive or extend the statute of limitations with respect to any tax or tax return; (vii) fail to file any material tax return on or before its due date; or (viii) fail to pay any material tax as it becomes due;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim) against any Acquired Corporation, other than any settlement, release, waiver or compromise that (i) results solely in monetary obligations (without admission of wrongdoing) by the Acquired Corporations of not more than $500,000 in the aggregate (net of insurance proceeds received by such Acquired Corporation), (ii) provides for a complete release of the claims in dispute giving rise to such settlement, release, waiver or compromise, (iii) results in no non-monetary obligations of any Acquired Corporation, (iv) does not relate to any intellectual property rights, and (iv) is not entered into with any governmental body;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations;

•	enter into any new line of business;

•	relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any material intellectual property rights;

•	enter into any new line of business;

•

fail to maintain in full force and effect insurance policies covering the Acquired Corporations and their material properties, business, assets and operations in a form and amount consistent with past practice in all material respects;

•

take any action that would result in a change to the “Conversion Rate” which is applicable to the Convertible Senior Notes or the “Conversion Ratio” which is applicable to the Class A-1 Convertible Preferred Stock;

•	take any action that is prohibited under Alder’s confidential disclosure letter provided by Alder to Parent and Payor; or

•	authorize, agree or commit to take any of the foregoing actions.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, pursuant to its terms, (i) upon reasonable advance notice, the Acquired Corporations have agreed to provide Parent and Parent’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors and other advisors and representatives (collectively, “Representatives”) reasonable access during Alder’s normal business hours to Alder’s designated

Representatives and assets, and to all existing books, records, documents and information relating to the Acquired Corporations, as Parent may reasonably request (except that, in the case of correspondence with the FDA (as defined below) received by the Acquired Corporations during this period, the Acquired Corporations will promptly make available copies of such correspondences in an electronic data room maintained by Alder, regardless of whether or not Parent has made any request regarding such correspondences), and to promptly provide all reasonably requested information regarding the Acquired Corporations’ business, subject to customary exceptions and limitations and (ii) the Acquired Corporations will promptly inform Parent of, and wherever practicable, give Parent reasonable advance notice of, and the opportunity to participate in (as status of observer), any formal prescheduled teleconference or in person meeting with the United States Food and Drug Administration, the European Medicines Agency or any other equivalent governmental body in connection with Eptinezumab (formerly known as ALD403), a humanized anti-PACAP antibody (also referenced as ALD1910) or any other product or product candidate of the Acquired Corporations.

Notice of Certain Events. Alder, Parent and Payor have agreed to promptly notify the other of (i) any notice or communication received from any governmental body in connection with the Transactions or from any person alleging that the consent of such person may be required in connection with the Transactions; (ii) any legal proceeding relating to the Transactions; or (iii) the occurrence or impending occurrence of a Material Adverse Event, with respect to Alder, or any effect, change, event or occurrence that would or would reasonably be likely to, individually or in the aggregate, materially impair, prevent or materially delay or impede Payor’s or Purchaser’s ability to consummate the Transactions in a timely manner, with respect to the Payor.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of the current and former directors and officers of each Acquired Corporation, whom we refer to as “Indemnitees,” with respect to acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time). Specifically, Payor and Parent have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of Indemnitees as provided in Alder’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Alder or listed on the confidential disclosure letter provided by Alder to Parent, Payor and Purchaser with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Effective Time.

In addition, Payor has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time), arising out of the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement. If it is ultimately determined by final adjudication that any Indemnified Person to whom expenses are advanced is required to provide an undertaking to repay such advances, such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance). In addition, Parent or the Surviving Corporation will be required to pay with respect to such insurance policies no more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of the Merger Agreement (the “Maximum Amount,” which Maximum Amount is set forth on the confidential disclosure letter of Alder provided to Parent), and if the Surviving Corporation is unable to obtain the insurance required herein, it will obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the date on which the consummation of the Merger occurs (the “Closing Date”), Alder may, at its election (and if Alder does not so elect, Parent may cause the Surviving Corporation as of or after the Effective Time to), purchase a “tail” director’s and officer’s liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the director’s and officer’s liability insurance coverage then maintained by or for the benefit of the Acquired Corporations. Such “tail” insurance policy will provide coverage in an amount not less than that of the Acquired Corporations’ policies existing on the date of the Merger Agreement and will have other terms no less favorable to the insured persons; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, more than the Maximum Amount.

Reasonable Best Efforts. Each of Alder, Parent and Payor has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. In particular, each party has agreed to use reasonable best efforts to (i) make all filings (if any) and give all notices (if any) required to be made and given pursuant to any material contract in connection with the Offer and the Merger and the other Transactions, (ii) seek each consent (if any) required to be obtained pursuant to any material contract in connection with the Transactions to the extent requested in writing by Parent and (iii) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third person (other than a governmental body under the antitrust laws) against such party.

Antitrust Laws. Each of Alder, Parent, Payor and Purchaser has agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate every impediment under any antitrust laws that may be asserted by any governmental body, so as to enable the closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable and advisable all information required by any governmental body pursuant to its evaluation of the Transactions under the HSR Act or other applicable antitrust law. Notwithstanding anything to the contrary in the Merger Agreement, (i) Parent and its affiliates shall not be required to, and, without the prior written consent of Parent, the Acquired Corporations shall not, sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise), before or after the Offer Acceptance Time or the Effective Time, any entities, assets, intellectual property rights or businesses or agree to any restriction on the conduct of such businesses and (ii) in no event shall Parent or any of its respective affiliates be obligated to litigate or participate in any litigation of any action, whether judicial or administrative, brought by any governmental body or any other party under antitrust laws challenging or seeking to restrain, prohibit or place conditions on the consummation of the Transactions.

Each of Alder, Parent, Payor and Purchaser will (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than seven (7) business days after the Effective Time, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the Transactions (which submission to the applicable governmental bodies in Austria and Germany will be made, absent confirmation from such governmental bodies that no filing is required, no later than seven (7) business days after the date of the Merger Agreement in order to commence the applicable review period no later than seven (7) business days after the Effective Time, in connection with the Transactions).

In addition Alder, Payor and Purchaser have also agreed, until the Effective Time or the termination of the Merger Agreement pursuant to its terms, to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable, give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, give the other party reasonable advance written notice of, and permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding.

Employee Matters. Parent has agreed that, for a period of one (1) year following the Effective Time, it will provide, or it will cause to be provided, to each employee of Alder or its subsidiaries who is employed by Alder or its subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one (1) year period (the “Continuing Employees”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time, (ii) short-term cash incentive compensation opportunities (excluding equity or equity based compensation and any retention or other special or non-recurring bonus or incentive award) that are no less favorable, in the aggregate, to such base salary and short-term cash incentive compensation opportunities (excluding equity or equity based compensation and any retention or other special or non-recurring bonus or incentive award) provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time and (iii) other compensation and employee benefits (other than equity or equity-based benefits, severance or termination pay, individual employment agreements and any retention or other special or non-recurring bonus or incentive awards) that in the aggregate are no less favorable than those provided to such Continuing Employee by any Acquired Corporation immediately prior to the Effective Time.

Parent has also agreed that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under Alder’s health and welfare benefit plans immediately prior to the Effective Time). However, Parent or the Surviving Corporation may amend or terminate any such health or welfare benefit plan at any time, and, if Parent or the Surviving Corporation amends or terminates such plans, the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that such plans’ coverage is replacing comparable coverage such Continuing Employees received pursuant to a Alder plan immediately prior to the Effective Time.

To the extent service is relevant for eligibility or vesting under any employee benefit plans of Parent and/or the Surviving Corporation that is an “employee benefit plan” (as defined in Section 3(3) of ERISA), Continuing Employees will receive service credit for purposes of eligibility and vesting (but not for the purposes of benefit accrual) under such employee benefit plans of Parent and/or the Surviving Corporation for service prior to the Effective Time with Alder, its affiliates or their respective predecessors to the same extent that such service was recognized under a corresponding Alder health and welfare benefit plan prior to the Effective Time. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued and unused paid time off such Continuing Employees had with Alder as of the Effective Time. To the extent that service is relevant for benefit levels, including paid time off accruals, following the Effective Time, Parent has agreed to ensure that any employee plan of Parent and/or the Surviving Corporation will credit Continuing Employees for service prior to the Effective Time with Alder to the same extent that such service was recognized prior to the Effective Time.

Following the Effective Time, Parent or an affiliate of Parent will (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding employee benefit plan (including any employment, consulting, severance or similar agreement or arrangement) that is sponsored by Alder or its affiliates and for which Alder or such affiliate is a party to and subject to liability (an “Employee Plan”), (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible covered dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible covered dependents on or after the Effective Time, in each case, to the extent such Continuing Employee or eligible covered dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time. Parent also acknowledges that, upon the occurrence of the Offer Acceptance Time, a “Change in Control” (or “Change of Control” as the case may be) of Alder has occurred for purposes of each of the Employee Plans in which such definition appears.

With respect to Alder’s 2019 fiscal year, Alder may, prior to the Offer Acceptance Time, pay annual bonuses with respect to such fiscal year at the level determined by the Alder Board pursuant to and in accordance with the terms of the applicable Employee Plans. If the consummation of the Merger has not occurred prior to January 1, 2020, the Alder Board will be permitted to establish annual bonus targets and metrics with respect to the 2020 fiscal year in the ordinary course pursuant to and in accordance with the terms of the applicable Employee Plans and past practice.

Parent will provide, or will cause its affiliates to provide for a period of one (1) year following the Effective Time, each Continuing Employee who experiences a termination of employment from Parent, the Surviving Corporation or any of their respective affiliates with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Corporation under the applicable severance policies that are Employee Plans had such termination occurred prior to the Effective Time.

Alder ESPP. Alder will take all actions necessary pursuant to the terms of the Alder ESPP to provide that (a) no new offering period will be commenced following the date hereof under the Alder ESPP, (b) each purchase right issued pursuant to the Alder ESPP will be fully exercised not later than five (5) business days prior to the Effective Time and (c) the Alder ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights shall be granted or exercised under the Alder ESPP thereafter.

Security Holder Litigation. Alder will give Parent the right to review and comment on all material filings or responses to be made by Alder in connection with (and will give reasonable consideration to Parent’s comments and other advice in connection with), and the opportunity to participate in, any litigation against Alder and/or its directors or officers relating to the Transactions or the Merger Agreement, and the right to consult on any settlement with respect to such litigation, and no such settlement will be agreed to or offered without Parent’s prior written consent, which will not be unreasonably withheld. Alder will promptly notify Parent of any such litigation and will keep Parent reasonably and promptly informed with respect to the status thereof.

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, Parent and Alder have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters. Alder and the Alder Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, Alder has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of NASDAQ to enable delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Director Resignations. Alder will use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) business days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers or equivalents of each of the Acquired Corporations as requested by Parent, resigning from such position as a director and/or corporate officer.

Convertible Senior Notes. Within the time periods required by the terms of the Convertible Senior Notes Indenture, Alder will take, or cause each other Acquired Corporation to take, all actions required by, or reasonably requested by Parent or Purchaser pursuant to and in compliance with, the Convertible Senior Notes Indenture and any requirement under applicable law to be performed by any Acquired Corporation prior to the Effective Time as a result of the execution, delivery or performance of the Merger Agreement or the consummation of the Transactions, including the giving of any notices that may be required or reasonably requested by Parent or Purchaser prior to the Effective Time and delivery to the trustee under the Convertible Senior Notes Indenture (the “Trustee”), holders or other applicable person, as applicable, of any documents or instruments required or reasonably requested by Parent or Purchaser to be delivered prior to the Effective Time to the Trustee, holders or other applicable person. In addition, Alder will deliver a copy of any such notice or other document to Parent and Purchaser at least three (3) business days (or such shorter period of time as may be required to comply with the terms of the Convertible Senior Notes Indenture or any requirement under applicable law) prior to delivering or entering into such notice or other document in accordance with the terms of the Convertible Senior Notes Indenture or any requirement under applicable law. Without limiting the generality of the foregoing, Alder agrees to cooperate, and agrees to cause each other Acquired Corporation to cooperate, as applicable, with Parent and Purchaser by executing and delivering (or causing to be executed and delivered, as applicable) at the Effective Time, a supplemental indenture, officer’s certificate and opinion of counsel, in each case in form and substance reasonably acceptable to the Trustee, Parent and Purchaser, pursuant to the Convertible Senior Notes Indenture.

No Solicitation. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, Alder has agreed not to, and to cause its directors, officers and employees not to, and to direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i)	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Acquisition Proposal (as defined below);

(ii)

solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii)

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(iv)

approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(v)

take any action to exempt any person (other than Payor and its subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or Alder’s organizational documents;

(vi)

waive or release any person from, forebear in the enforcement of, or amend any confidentiality, standstill or similar contract or any standstill provisions of any other contract unless, solely in the case of this paragraph (vi), the Alder Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Alder Board to Alder’s stockholders under applicable law, in which event the Acquired Corporations may take the preceding actions described in this clause (iv) solely to the extent necessary to permit a third party to make, on a confidential basis, to the Alder Board, an Acquisition Proposal, conditioned upon such third party agreeing that Alder will not be prohibited from providing any information to Parent in accordance with the Merger Agreement; or

(vii)	resolve to do or agree or announce an intention to do any of the foregoing under the preceding clauses (iv) through (vi).

Alder agreed to request, as promptly as reasonably practicable (and in any event within two (2) business days) following the date of the Merger Agreement, the discontinuation of access to any electronic or physical data room and prompt return or destruction of all information or documents previously furnished to any person (other than Parent and its affiliates) that had made or indicated an intention to make any Acquisition Proposal.

Notwithstanding the above limitations, if Alder receives after the date of the Merger Agreement and prior to the Offer Acceptance Time a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, any Acquired Corporation and their representatives may contact such person or groups of persons solely to clarify and understand the terms and conditions of such Acquisition Proposal solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below). If the Alder Board determines in good faith, after consultation with financial advisors of nationally recognized reputation and outside legal counsel, that such an Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action (as described below) would be inconsistent with its fiduciary duties under applicable law, Alder and its representatives may take the following actions:

(x)	furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Acquired Corporations to the person or groups of persons who have made such Acquisition Proposal (provided, that substantially concurrently therewith (and in any event within twenty-four (24) hours), Alder provides any such information to Parent to the extent access to such information was not previously provided to Parent or its representatives); and

(y)	engage or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In the case of each of clauses (x) and (y) above, at or prior to the first time Alder furnishes such information or participates in any such discussions or negotiations, Alder must provide written notice to Parent of the required determination of the Alder Board as described above, together with the identity of the person or group making such Acquisition Proposal. Under the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to Alder than those contained in the Confidentiality Agreement effective January 9, 2019, as amended, between Alder and Parent and (ii) does not prohibit Alder from providing any of the information described above to Parent.

Alder is required to notify Parent promptly (but in any event within twenty-four (24) hours) of the receipt by any Acquired Corporation or any representative thereof of any inquiry, proposal or offer with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. Alder is further required to (i) provide Parent a copy of any written Acquisition Proposal and a summary of any material unwritten terms and conditions thereof, (ii) identify the person making such inquiry, proposal or offer, and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation).

“Acquisition Proposal” means any proposal or offer from any person or group, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (i) acquisition, purchase or license, directly or indirectly, of assets of the Acquired Corporations equal to 15% or more of the Acquired Corporations’ consolidated assets or to which 15% or more of the Acquired Corporations’ revenues or earnings on a consolidated basis are attributable; (ii) issuance, purchase or acquisition, directly or indirectly, of 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of any Acquired Corporation; (iii) recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of any Acquired Corporation; or (iv) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Corporation that if consummated would result in any person or group beneficially owning 15% or more of any class of any capital stock, ordinary shares, other equity interests or other equity securities of any Acquired Corporation (in the case of each of foregoing paragraphs (i) through (iv), other than the Transactions).

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal which (i) has not been withdrawn, (ii) if consummated, would result in the person making such Acquisition Proposal (or in the case of a direct merger between such person and Alder, the stockholders of such person) acquiring, directly or indirectly, more than 80% of the outstanding Shares or all of the assets of the Acquired Corporations, taken as a whole and (iii) the Alder Board determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors of nationally recognized reputation, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial and financing aspects (including certainty of closing) of such Acquisition Proposal and the person making such Acquisition Proposal and other aspects of such Acquisition Proposal that the Alder Board deems relevant in accordance with its good faith judgment, and (B) if consummated, would result in a transaction more favorable to Alder’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including any changes to the terms of the Merger Agreement and the agreements contemplated by the Merger Agreement proposed by Parent pursuant to the terms thereof).

Nothing in the Merger Agreement prohibits Alder from taking and disclosing to Alder’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act. Any such position or disclosure (other than a “stop, look and listen” communication) may constitute a Company Adverse Change Recommendation (as defined below), except that the Alder Board may not make a Company Adverse Change Recommendation except to the extent permitted by the Merger Agreement.

Recommendation Change. As described above, and subject to the provisions described below, the Alder Board has determined to recommend that the stockholders of Alder accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Alder Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Payor to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the Alder Board nor any committee thereof may:

(i)	withdraw, withhold or qualify (or modify in a manner adverse to Payor or Purchaser) or publicly propose an intention to do any of the foregoing with respect to the Company Board Recommendation;

(ii)	adopt, approve, endorse, recommend or declare advisable any Acquisition Proposal or publicly propose to take any of the foregoing actions;

(iii)

after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time);

(iv)

following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that Alder’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time); or

(v)

fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to Alder’s stockholders (any action described in the foregoing paragraphs (i) through (iv) is referred to as a “Company Adverse Change Recommendation”).

The Merger Agreement further provides that the Alder Board will not approve, adopt, endorse, recommend or declare advisable, or propose to approve, adopt, endorse, recommend or declare advisable, or allow Alder to execute or enter into any contract, letter of intent, agreement in principle, acquisition agreement or other contract with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, Alder to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) entered into in compliance with the Merger Agreement.

At any time prior to the Offer Acceptance Time, the Alder Board may make a Company Adverse Change Recommendation in response to a Superior Offer or terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer (provided that such Acquisition Proposal did not arise out of a breach of the non-solicitation provisions of the Merger Agreement). However, such action may only be taken if:

(i)	the Alder Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Offer;

(ii)	the Alder Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(iii)

Alder has given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating the Merger Agreement at least five (5) business days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) and, if desired by Parent, during such five (5)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and

(iv)

Alder (A) has provided, and has caused its representatives to provide, to Parent information with respect to such Acquisition Proposal, including the proposed definitive agreements (and any related agreements) among any Acquired Corporation and any person or group of persons making such Acquisition Proposal, (B) has given Parent the five (5)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such five (5)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisers of nationally recognized reputation and outside legal counsel, the Alder Board has determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Company Adverse Change Recommendation in response to such Superior Offer or terminate the Merger Agreement would be inconsistent with its fiduciary duties under applicable law.

The foregoing paragraphs (i) through (iv) also apply to any change to any of the financial terms (including the form and amount of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days in the foregoing paragraphs (i) through (iv) shall be deemed to be three (3) business days.

Additionally, at any time prior to the Offer Acceptance Time, the Alder Board may, subject to compliance with the other provisions summarized under this “—Recommendation Change” heading, effect a Company Adverse Change Recommendation in response to an Intervening Event (as defined below). However, such action may be taken only if:

(i)

the action is made in response to a material fact or circumstance that was not known to the Alder Board on the date of the Merger Agreement, which fact or circumstance, or the consequence or magnitude thereof, if unknown on such date, becomes known to the Alder Board prior to the Offer Acceptance Time (an “Intervening Event”); provided that the following, individually or in the aggregate, will never constitute an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (b) any change in the market price or trading volume of Alder’s stock or change in Alder’s credit ratings (provided that the underlying causes of any such change in price, volume or credit rating may constitute an Intervening Event to the extent not otherwise excluded by this definition); (c) Alder meeting or exceeding internal or analysts’ expectations or projections (provided that the underlying causes thereof may constitute an Intervening Event to the extent not otherwise excluded by this definition); or (d) any fact or circumstance related to the Merger Agreement or any of the Transactions;

(ii)	the Alder Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law;

(iii)

Alder has given Parent a determination notice at least five (5) business days prior to making any such Company Adverse Change Recommendation, and, if desired by Parent, during such five (5)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent; and

(iv)	Alder (A) has specified in reasonable detail the facts and circumstances relating to such Intervening Event that render such Company Adverse Change Recommendation necessary, (B) has given Parent the five (5)-business day period after such determination notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such five (5)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Alder Board has determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would nonetheless be inconsistent with the fiduciary duties of the Alder Board to Alder’s stockholders under applicable law.

The foregoing paragraphs (ii) through (iv) also apply to any material change to the facts and circumstances specified in clause (iv)(A) above and require a new determination notice under clause (iv)(A) above, except that the references to five (5) business days in connection therewith above in paragraphs (ii) through (iv) shall be deemed to be three (3) business days.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent and Alder at any time prior to the Offer Acceptance Time;

(ii)

by either Payor or Alder, at any time prior to the Offer Acceptance Time, if the consummation of the Merger has not occurred on or prior to 11:59 p.m., Eastern Time on the End Date (i.e., December 31, 2019); provided, this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (such termination, an “End Date Termination”);

(iii)

by either Parent or Alder if a governmental body of competent jurisdiction has issued an order, injunction, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of any of the Transactions illegal, which order, decree, ruling or other action is final and nonappealable; provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, injunction, decree, ruling or other action;

(iv)

by Parent at any time prior to the Offer Acceptance Time, in the event that any of the following has occurred: (i) the Alder Board’s failure to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to Alder’s stockholders; (ii) the Alder Board has made a Company Adverse Change Recommendation; (iii) a tender or exchange offer, other than the Offer, relating to securities of Alder has been commenced and the Alder Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender or exchange offer, rejection of such tender or exchange offer; or (iv) the failure of the Alder Board to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (iii), ten (10) business days) after Parent so requests in writing;

(v)

by Alder, at any time prior to the Offer Acceptance Time, in order to accept, subject to compliance with the provisions summarized under “ — No Solicitation” and “ — Recommendation Change” above, a Superior Offer and concurrently entered into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Alder Board has determined, in good faith, constitutes a Superior Offer; provided, that this termination will only be available to Alder if (x) Alder and any Acquired Corporation has not committed a breach under any of the provisions summarized under “ — No Solicitation” and “ — Recommendation Change” above, and (y) Alder has paid the Termination Fee (as defined below) (such termination, a “Superior Offer Termination”);

(vi)

by Parent, at any time prior to the Offer Acceptance Time (so long as neither Parent nor Purchaser is in material breach of any representation, warranty, covenant or obligation), if Alder has breached any of its representations or warranties or has failed to perform any of its covenants or obligations pursuant to the Merger Agreement, such that the following conditions would not be satisfied and could not be cured by Alder by the End Date, or if capable of being cured, have not been cured within twenty (20) days of receiving written notice from Parent of such breach or failure to perform (such termination, a “Alder Breach Termination”):

(A) the representations and warranties of Alder regarding corporate matters (such as organization, organizational documents, standing, qualification, power and authority) and authority relative to the Merger Agreement shall be true and accurate in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in the foregoing representations and warranties) at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(B) the representations and warranties of Alder regarding capitalization shall be true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Merger Agreement and as of the Offer Acceptance Time;

(C) the representations and warranties of Alder regarding an absence of a “Material Adverse Effect”, authority of the parties and binding nature of the Merger Agreement and required consents and approvals and non-contravention of laws, governance documents or agreements shall be true and accurate in all respects at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(D) the representations and warranties of Alder other than those set forth in paragraphs (A) through (C) above shall be true and accurate at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except where the failure of such representations and warranties to be so true and accurate has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(E) Alder shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time.

(vii)

by Alder at any time prior to the Offer Acceptance Time (so long as Alder is not in material breach of any representation, warranty, covenant or obligation), if Parent or Purchaser has breached any of their respective representations or warranties or has failed to perform any of their respective covenants or obligations, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Offer and the Merger by the End Date and such breach or failure could not be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured, has not been cured within twenty (20) days receiving written notice from Alder of such breach or failure to perform;

(viii)

by Parent, at any time prior to the Offer Acceptance Time in the event of any material breach of the provisions summarized under “ — No Solicitation” (such termination, a “No Solicitation Termination”);

(ix)

by either Parent or Alder if the Offer has expired or has been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) following the end of the aggregate thirty (30)-business day period for which Alder may request extensions of the Offer beyond an existing Expiration Date; provided, that this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer having expired or been terminated in such manner; or

(x)

by Alder if following the Expiration Date, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the offer after the satisfaction, or to the extent waivable by Purchaser, Payor or Parent, waiver by Purchaser, Payor or Parent, of each of the Offer Conditions.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of any party (or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “ — Alder Termination Fee” below, (ii) the Confidentiality Agreement shall survive and remain in full force and effect in accordance with its terms and (iii) termination will not relieve any party from liability for fraud or willful breach of the Merger Agreement.

Alder Termination Fee. Alder has agreed to pay Parent a termination fee of $87,000,000 in cash (the “Termination Fee”) if:

(i)	the Merger Agreement is terminated by Alder pursuant to a Superior Offer Termination;

(ii)

the Merger Agreement is terminated by Parent, at any time prior to the Offer Acceptance Time, if (a) the Alder Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to Alder’s stockholders, or shall have made a Company Adverse Change Recommendation, (b) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Alder Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender offer or exchange offer; or (c) the Alder Board fails to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (b), ten (10) business days) after Parent so requests in writing;

(iii)

(a) after the date of the Merger Agreement, an Acquisition Proposal has been become publicly known (and not withdrawn), (b) thereafter, the Merger Agreement is terminated (1) by Parent or Alder pursuant to an End Date Termination, or (2) by Parent pursuant to a Alder Breach Termination and (c) within fifteen (15) months after such termination, Alder enters into a definitive agreement with respect to or consummated such Acquisition Proposal. However, for purposes of determining if the Termination Fee is payable, the term “Acquisition Proposal” has the meaning described in “ — No Solicitation” above, except that all references to “15%” are deemed to be references to “50%”; or

(iv)	the Merger Agreement is terminated by Parent pursuant to a No Solicitation Termination.

In the event Parent receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective affiliates will be entitled to bring or maintain any claim, action or proceeding against Alder or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, except in the case of fraud or willful breach of the Merger Agreement. In no event will Alder be required to pay the Termination Fee on more than one occasion.

Parent Expenses. In the event that the Merger Agreement is terminated because of the failure to satisfy the Minimum Condition by Parent or Alder pursuant to clause (ii) or (ix) under the section captioned “Termination” above or by Parent pursuant to an Alder Breach Termination, Alder shall reimburse Parent or its designee promptly upon demand (but in any event within two (2) business days after the date of such demand), by wire transfer of immediately available funds, all reasonable costs and expenses (including fees and expenses of counsel, accountants, investment bankers, hedging counterparties, experts and consultants) (“Parent Expenses”) incurred by Parent, Payor, Purchaser or their respective affiliates in connection with the Merger Agreement and the Transactions, provided that Alder shall not be obligated to reimburse Parent for Parent Expenses in excess of $9,000,000. Any payment of Parent Expenses shall reduce, on a dollar-for-dollar basis, any Termination Fee that becomes due and payable pursuant to the Merger Agreement.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into the Support Agreement with certain holders of Shares, Class A-1 Convertible Preferred Stock and Company Options (the “Supporting Stockholders”), all of which collectively own approximately 9.9% of the outstanding Shares as of September 12, 2019.

Pursuant to the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder and any and all Shares acquired by such Supporting Stockholder after the date of the Support Agreement (including any Shares acquired upon the exercise of Company Options) (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, if necessary, to vote his, her or its Subject Shares:

•

for the adoption of the Merger Agreement, in the event any vote or consent of the stockholders of Alder is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the Transactions;

•

against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Alder contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or would result in any of the conditions to the Offer or Merger not being timely satisfied;

•	against any change in the Alder Board;

•	against any other acquisition proposal;

•	against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Alder (other than the Merger);

•

against any sale, lease, license or transfer of a material amount of the business or assets (including intellectual property rights and capital stock of the subsidiaries of Alder) of any Acquired Corporation or any reorganization, recapitalization or liquidation of any Acquired Corporation;

•

against any change in the present authorized capitalization of Alder or any amendment or other change to Alder’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of Alder’s capital stock;

•

against any other plan, proposal, arrangement, action, agreement or transaction involving any Acquired Corporation that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions; and

•	against any commitment or agreement to take any action inconsistent with any of the preceding clauses herein.

Each Supporting Stockholder also granted Payor an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders further agreed to certain restrictions with respect to their Subject Shares, including restrictions on transfer.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Support Agreement by written notice from Parent to the Supporting Stockholders, (iv) the mutual written consent of Parent and the Supporting Stockholder, or (v) an amendment, waiver or modification of the Merger Agreement resulting in (A) a decrease in the face value or a change in the form of the Offer Price, (B) an extension of the End Date (other than in accordance with the Merger Agreement) or (C) the imposition of conditions to the Offer other than those set forth in the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(3) of the Schedule TO.

CVR Agreement

The CVR represents the right to receive a contingent payment of $2.00 in cash, without interest and less any applicable withholding taxes, with such payment conditioned upon the achievement of the Milestone, (i.e., the first legally valid approval by the European Commission of a “marketing authorization application” of any medicinal product for human use containing any Eptinezumab for the prevention, prophylaxis and/or palliation of migraine, which approval relies on the efficacy data and endpoints from the two concluded pivotal studies, PROMISE 1 and PROMISE 2 Clinical Trial).

At or prior to Offer Acceptance Time, Parent, Payor and a rights agent mutually acceptable to Parent and Alder will enter into the CVR Agreement governing the terms of the CVRs to be received by Alder’s stockholders. Each holder will be entitled to one (1) CVR for each Share outstanding or underlying each of the In the Money Options, Company RSUs and Company PSUs, in each case, whether or not vested, and Class A-1 Convertible Preferred Stock, that (i) the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive the Offer Price pursuant to the terms of the Merger Agreement. Each holder of the Company Warrant and the Convertible Senior Notes, upon the exercise or conversion thereof, will become entitled to one (1) CVR for each underlying Share of the Company Warrant or Convertible Senior Notes on an as converted basis, in the case of the Convertible Senior Notes, solely to the extent that cash is not delivered to converting holders in lieu of the CVR. Each holder of Out of the Money Options with an exercise price below $20.00 will receive the right to a cash payment of $20.00 minus the exercise price. Any Out of the Money Options with an exercise price greater than or equal to $20.00 will be cancelled, and no consideration will be received therefor. The CVRs are contractual rights only and not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, Payor, Alder or any of their affiliates.

There can be no assurance that the Milestone will be achieved on or prior to December 31, 2024, the expiration date of the CVR Agreement, and that the resulting payment will be required of Payor with respect to the Milestone.

The CVRs will not be transferable except (i) upon death by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (iv) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the DTC.

No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a form of which is filed as Exhibit (d)(5) of the Schedule TO.

Nondisclosure Agreement

Effective as of January 9, 2019, Alder and Parent entered into a customary nondisclosure agreement in connection with a possible transaction involving Alder. Under the nondisclosure agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning Alder furnished by Alder to Parent or its representatives. On April 17, 2019, Alder waived the provisions of the nondisclosure agreement that required Parent to receive an invitation before making a private acquisition proposal to the Alder Board. On September 13, 2019, Alder and Parent amended the nondisclosure agreement to expand the purpose of the information disclosed under the nondisclosure agreement to include a possible business combination.

The foregoing description of the nondisclosure agreement does not purport to be complete and is qualified in its entirety by reference to the full text nondisclosure agreement filed as Exhibit (d)(3) of the Schedule TO.

12.	Purpose of the Offer; Plans for Alder.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Alder. The Offer, as the first step in the acquisition of Alder, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Alder or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Alder. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Alder.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Alder before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Alder in accordance with Section 251(h) of the DGCL.

Plans for Alder. As soon as practicable after the consummation of the Merger, Parent will integrate the business, operations and assets of Alder with Parent’s existing business. The common stock of Alder will be delisted and will no longer be quoted on NASDAQ.

To the best knowledge of Parent, except as set forth below and other agreements between Alder and its executive officers and directors described in this Schedule TO and the Schedule 14D-9, there were, as of the date hereof, no employment, equity contribution or other agreements, arrangements or understandings between any executive officer or director of Alder, on the one hand, and Parent, Payor, Purchaser, any of their affiliates or Alder, on the other hand, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Alder entering into any such agreement, arrangement or understanding.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Alder to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Alder to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Alder to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Alder, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Alder and persons holding “restricted securities” of Alder to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Alder to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Alder will not declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or ordinary shares (including the Shares) or set a record date therefor.

15.	Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (l)

below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (l) below), the Regulatory Condition (described in clause (h) below), the Governmental Impediment Condition (described in clause (j) below) and the conditions described in clause (k) below shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent at or prior to the expiration of the Offer (except for conditions relating to governmental regulatory approvals):

a.

the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication);

b.

the representations and warranties of Alder set forth in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.3(d) (Capitalization, Etc.), 3.21 (Takeover Laws), 3.24 (Opinion of Financial Advisors) and 3.25 (Brokers and Other Advisors) of the Merger Agreement are true and accurate in all respects (in each case, disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

c.

the representations and warranties of the Company set forth in Section 3.3(a), 3.3(c), 3.3(e) and 3.3(f) (Capitalization, Etc.) of the Merger Agreement are true and accurate in all respects (except for any de minimis inaccuracies) at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

d.

the representations and warranties of the Company set forth in Sections 3.5(b) (No Material Adverse Effect), 3.20 (Authority; Binding Nature of Agreement) and 3.22(a)(i) (Non-Contravention; Consents) of the Merger Agreement are true and accurate in all respects as of and at the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

e.

the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clauses (b), (c) and (d) above) are true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of and at the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be true and accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

f.

Alder has performed or complied with in all material respects the obligations, agreements or covenants it is required to perform or comply with under the Merger Agreement on or prior to the Offer Acceptance Time;

g.

since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change, condition, fact, state of facts, development or effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

h.

(i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has been terminated or expired and (ii) the applicable governmental bodies of competent jurisdiction in Austria and Germany have granted merger control clearance or provided confirmation that a merger control filing is not triggered as a result of the Transactions;

i.

Parent and Purchaser have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the conditions set forth in paragraphs (b) through (g) above have been satisfied;

j.

other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related legal requirement to the Offer or the Merger, there has not been issued any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of any of the Transactions and there has not been any action taken or any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions and there has been no action taken or any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the consummation of the Offer or the Merger;

k.

there is no pending legal proceeding by any governmental body that in each case (i) challenges or seeks to restrain, make illegal, materially delay or prohibit the consummation of the Offer or the Merger or (ii) seeks to, as a consequence of the consummation of the Offer or the Merger (A) restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, any of its subsidiaries or Alder, or impose any limitation, restriction or prohibition on the ability of Parent, any of its subsidiaries or Alder to conduct its business or own such assets; (B) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation; or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Alder or of Parent or its affiliates; and

l.	the Merger Agreement has not been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser, and, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and (except for the Minimum Condition, the Termination Condition and the conditions set forth above in clauses (h) or (l)) may be waived by Parent or Purchaser, in whole or in part, in their sole and absolute discretion at any time and from time to time prior to the expiration of the Offer. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time (except for conditions relating to governmental regulatory approvals).

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of Alder, Parent, Payor and Purchaser may not (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the

Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Alder with the SEC and other information concerning Alder, we are not aware of any governmental license or regulatory permit that appears to be material to Alder’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser, Parent or Payor as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Alder’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a thirty (30) calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the thirty (30) calendar day waiting period expires on a Saturday, Sunday or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday or legal public holiday. Each of Parent and Alder filed on September 20, 2019, a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. The required waiting period with respect to the Offer will expire at one minute after 11:59 P.M., Eastern Time, on October 21, 2019, unless earlier terminated by the FTC and the Antitrust Division, Parent elects to withdraw and re-submit their Premerger Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the thirty (30) calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until thirty (30) calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such thirty (30) calendar day waiting period, such waiting period may only be extended by court order (through an injunction preventing the closing) or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Alder is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Alder’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Alder from the FTC or the Antitrust Division will extend the HSR Act waiting period with respect to the purchase of Shares in the Offer.

The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the Shares at the time of the Merger or if the Merger occurs within one (1) year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC or the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Alder. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Payor, Purchaser, Alder, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions to the Offer.”

Foreign Regulatory Filings in Germany and Austria

The acquisition of Shares pursuant to the Offer will not be subject to the German Act against Restraints of Competition, as amended, and will not require approval by the German Federal Cartel Office (the “FCO”) within a one (1)-month review period, unless the FCO notifies Parent within the one (1)-month review period after the date of filing of the initiation of an in-depth investigation. On September 20, 2019, the FCO confirmed that a merger control filing in Germany is not triggered as a result of the Offer or the Merger.

The acquisition of Shares pursuant to the Offer is subject to review by the Austrian Federal Competition Authority (the “FCA”). On September 19, 2019, the FCA confirmed that notification to the FCA will be required for consummation of the Offer pursuant to the Austrian Cartel Act 2005, as amended, and the Offer may not be consummated before the expiration of a four (4)-week review period after the date of filing, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor (the “FCP”) of their right to file a motion with the Austrian Cartel Court to review the transactions. Parent submitted the notification filing to the FCA on September 23, 2019, and the foregoing four (4)-week review period will expire on October 21, 2019. In the event the FCA or the FCP files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months.

State Takeover Laws. Alder is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Alder Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

The laws of the state of Washington, where Alder’s principal executive offices are located, impose additional restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, Section 23B.19 of the Washington Business Corporation Act (the “WBCA”), prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons which beneficially owns 10% or more of the voting securities of the target corporation, an “acquiring person,” for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition. Alder may be considered a “target corporation” as its principal executive office is located in

Washington, and: (i) a majority of its employees are residents of the state of Washington; (ii) a majority of its tangible assets, measured by market value, are located in the state of Washington or it has more than $50 million worth of tangible assets located in the state of Washington; (iii) Alder has a class of voting shares registered with the SEC pursuant to Section 12 or 15 of the Exchange Act and (iv) any one of the following: (A) more than 10% of its stockholders of record are resident in the state of Washington; (B) more than 10% of its shares are owned of record by residents of the state of Washington; or (C) 1,000 or more of its stockholders of record are resident in the state of Washington. In accordance with the provisions of Section 23B.19, the Alder Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 23B.19 of the WBCA.

Alder conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Alder (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Alder will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Alder. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Payor, Purchaser and Alder will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Alder in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Alder stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions to the Offer) and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to Alder at Alder BioPharmaceuticals, Inc., 11804 North Creek Parkway South, Bothell, Washington 98011; Attention: James Bucher (email: JBucher@alderbio.com), a written demand for appraisal of the Shares held, which demand must reasonably inform Alder of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Alder’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained Innisfree M&A Incorporated to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Alder has advised Purchaser that it will file with the SEC on the date on which Parent and Purchaser file documents with respect to the Offer its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Alder Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Alder” above.

Violet Acquisition Corp.

September 23, 2019

SCHEDULE I — INFORMATION RELATING TO PARENT, PAYOR AND PURCHASER

Parent

The following table sets forth information about Parent’s directors and executive officers as of September 23, 2019. The current business address of each person is H. Lundbeck A/S, Ottiliavej 9, DK-2500 Valby, Denmark, and the business telephone number is +45 36 30 13 11.

Name	Citizenship	Position
Lars Søren Rasmussen	Denmark	Chairman of the Board of Directors; Member of Audit Committee; Chairman of Remuneration and Nomination Committee

Lene Skole-Sørensen	Denmark	Deputy Chairman; Member of Remuneration and Nomination Committee; Member of Scientific Committee

Lars Erik Holmqvist	Sweden	Member of Audit Committee

Jeremy Max Levin	United States; United Kingdom	Chairman of Scientific Committee

Jeffrey Berkowitz	United States	Member of Scientific Committee; Member of Remuneration and Nomination Committee

Henrik Andersen	Denmark	Chairman of Audit Committee

Henrik Sindal Jensen	Denmark	Employee Representative

Rikke Kruse Andreasen	Denmark	Employee Representative

Ludovic Tranholm Otterbein	France	Employee Representative

Deborah Dunsire	United States; United Kingdom	President & CEO

Peter Anastasiou	United States	Executive Vice President, North America

Lars Bang	Denmark	Executive Vice President, Product Development & Supply

Anders Götzsche	Denmark	Executive Vice President, CFO

Elise Hauge Larsen	Denmark	Executive Vice President, People & Communication

Keld Flintholm Jørgensen	Denmark	Executive Vice President, Corporate Strategy & Business Development

Johan Luthman	Sweden	Executive Vice President, R&D

Jacob Tolstrup	Denmark	Executive Vice President, Commercial Operations

Executive Officers and Directors of Parent

LARS SØREN RASMUSSEN

Lars Rasmussen, BSc Engineering and MBA, was born on 31 March 1959. He was nominated for election to Parent’s Board of Directors at the 2013 annual general meeting. He chairs Parent’s Remuneration & Nomination Committee, and is a member of Parent’s Audit Committee.

Lars Rasmussen has considerable management experience in global med-tech. Lars Rasmussen was appointed as CEO of Coloplast A/S (Holtedam 1-3, 3050 Humlebæk, Denmark) in 2008 and was a member of the company’s executive management since 2001. Coloplast A/S operates in the areas of Ostomy Care, Continence Care, Wound & Skin Care and Interventional Urology. During his time with Coloplast A/S, Lars was responsible for various functions in the group, including global sales, innovation and production. He performed such duties from both Denmark and the US. Lars Rasmussen resigned his position as CEO of Coloplast A/S as of December 4, 2018 and took over the position as Chairman of the Board of Directors of Coloplast A/S starting December 5, 2018.

Lars Rasmussen’s special qualifications for serving on Parent’s Board of Directors include his top management experience and knowledge of efficiency improvements and internationalisation.

Lars Rasmussen is, in addition to the Chairman of Coloplast, also a member of the Board of Directors of William Demant Holding A/S (Kongebakken 9, 2765 Smørum, Denmark).

LENE SKOLE-SØRENSEN

Lene Skole, BCom Finance, was born on 28 April 1959. She was nominated for election to Parent’s Board of Directors at the 2015 annual general meeting. She is a member of Parent’s Remuneration & Nomination Committee and the Scientific Committee.

Lene Skole is CEO at the Lundbeck Foundation, which is a commercial foundation awarding research grants of more than DKK 500 million each year to Danish-based, biomedical sciences research (Scherfigsvej 7, 2100 Copenhagen Ø, Denmark). Prior to joining the Lundbeck Foundation in 2014, Lene Skole was CFO at Coloplast A/S, which operates in the areas of Ostomy Care, Continence Care, Wound & Skin Care and Interventional Urology (Holtedam 1-3, 3050 Humlebæk, Denmark). She was a member of Coloplast A/S’s executive management since joining Coloplast A/S in 2005. Lene Skole’s responsibilities included finance, information technology, human resources, communication, strategy and mergers and acquisitions. Before 2005, Lene Skole held various positions in the AP Moller-Maersk group, a large logistic company, most recently as CFO of Maersk Company Ltd., London from 2000 to 2005 (The Plaza, 100 Old Hall Street, Liverpool L3 9QJ, United Kingdom).

Lene Skole’s special qualifications for serving on Parent’s Board of Directors include extensive knowledge and expertise within financing, strategy, business development and M&A as well as management experience from international companies including med-tech.

Lene Skole is deputy chairman of the Board of Directors of Parent, Ørsted A/S (Kraftværksvej 53, Skærbæk, 7000 Fredericia, Denmark), Falck A/S (Sydhavnsgade 18, 2450 Copenhagen SV, Denmark), and ALK-Abelló A/S (Bøge Alle 1, 2970 Hørsholm, Denmark). She is also a member of the Board of Directors of Tryg A/S (Klausdalsbrovej 601, 2750 Ballerup, Denmark).

LARS ERIK HOLMQVIST

Lars Holmqvist, MSc in Business Administration, was born on 4 September 1959. He was nominated for election to Lundbeck’s Board of Directors at the 2015 annual general meeting. He is a member of Parent’s Audit Committee.

Lars Holmqvist was a senior advisor within healthcare at Bain Capital from 2014 to 2017. Bain Capital is a multi-asset alternative investment firm with approximately $105 billion in assets under management through private equity, public equity, fixed income and credit and venture capital investments across multiple sectors, industries, and geographies (Devonshire House, Mayfair Place, London W1J 8AJ, United Kingdom). He previously served as vice president responsible for sales and marketing at Pharmacia, which was a pharmaceutical and biotechnological company in Sweden that merged with the American pharmaceutical company, Upjohn, and later, Pfizer. In addition, he has held management positions in several pharma and med-tech companies, including as the CEO for DAKO (Kronborgsgrand 1, 164 46 Kista, Sweden) and continuing with Agilent Technologies when it purchased DAKO (Kronborgsgrand 1, 164 46 Kista, Sweden).

Lars Holmqvist’s special qualifications for serving on Parent’s Board of Directors include his international management experience, his expertise in finance, and his sales and marketing experience from the global pharmaceutical, med-tech and life-science industry.

Lars Holmqvist is Chairman of the Board of Directors for Biovica International AB (Dag Hammarskjölds Väg 54B, 752 37 Uppsala, Sweden) and a member of the Board of Directors of the Lundbeck Foundation (Scherfigsvej 7, 2100 Copenhagen Ø, Denmark), ALK-Abelló A/S (Bøge Alle 1, 2970 Hørsholm, Denmark), Tecan AG (Sveavägen 159, 1tr, 113 46 Stockholm, Sweden) and Naka UK topco Ltd (Dagger Lane Elstree, WD6 3BX, United Kingdom).

JEREMY MAX LEVIN

Jeremy M. Levin, BA Zoology, MA and DPhil in Molecular Biology and MB BChir Medicine and Surgery, was born on 9 September 1953. He was nominated for election to Parent’s Board of Directors at the 2017 annual general meeting and, since 2017, serves as Chairman of the Scientific Committee. Jeremy M. Levin has more than 25 years of experience in the global pharmaceuticals industry, leading companies and people to develop and commercialize medicines that address compelling medical needs worldwide.

Since 2014, he has been CEO and chairman of Ovid Therapeutics (1460 Broadway, New York, NY 10036), a New York-based neurology company focused on rare and orphan diseases of the brain. Previously, he served as President and CEO of Teva Pharmaceuticals (5 Basel Street, Petach Tikva 49131, Israel) and, before becoming CEO of Teva Pharmaceuticals, was a member of the Executive Committee of Bristol-Myers Squibb (430 E. 29th Street, 14th Floor, New York, NY 10016), where he was globally responsible for overall strategy, alliances and business development. Prior to his time at Bristol-Myers Squibb, he was Global Head of Strategic Alliances at Novartis (220 Massachusetts Avenue, Cambridge, MA 02142), where he established and managed strategic collaborations with multiple companies and research institutions around the world.

Jeremy M. Levin’s special qualifications for serving on Parent’s Board of Directors include a robust blend of clinical insight and experience, business development skills, corporate strategy and financial savvy. In addition, he has substantial board experience.

Jeremy M. Levin is a member of the Board of Directors of BioCon in India (20th KM, Hosur Road; Electronic City; Bangalore, India - 560 100), ZappRx (100 Franklin Street; Boston, Massachusetts 02110) and on the Board and Executive Committee of BIO, the Biotechnology Innovation Organization (1201 Maryland Avenue, SW, Suite 900, Washington, DC 20024).

JEFFREY BERKOWITZ

Jeffrey Berkowitz, juris doctor and bachelor of arts degree in Political Science, was born on 9 January 1966. He was nominated for election to Parent’s Board of Directors at the 2018 annual general meeting and a member of the Remuneration & Nomination Committee since early 2019.

Jeffrey Berkowitz is the CEO of Real Endpoints (25A Hanover Road; Suite 203, Florham Park, NJ 07932), an advisory and analytics firm focused on enhancing appropriate access to healthcare innovation. Prior to this he served as an Executive Vice President of UnitedHealth Group (UNH) (P.O. Box 1459, Minneapolis, MN 55440-1459), and as CEO of their Optum International subsidiary (11000 Optum Cir, Eden Prairie, MN 55344) since 2016. He served as Executive Vice President and President of Pharma & Global Market Access at Walgreens Boots Alliance, Inc. (108 Wilmot Road; Deerfield, IL 60015) from 2015 and served first as Senior Vice President of Pharmaceutical Development and Market Access of Walgreen Co. and then as President of Walgreens Boots Alliance Development from 2010 to 2015. From 1998 to 2009, he held a variety of positions with increasing responsibility in market access, sales and marketing with Schering-Plough prior to its acquisition by Merck (2000 Galloping Hill Road, Kenilworth, NJ 07033) in 2009. Prior to joining Schering-Plough, Jeffrey Berkowitz was a health care attorney for the international law firm Proskauer Rose LLP in New York (Eleven Times Square, New York, NY 10036) and Washington, D.C. (South, 1001 Pennsylvania Ave NW, Washington, DC 20004).

Jeffrey Berkowitz’s special qualifications for serving on Parent’s Board of Directors include global experience with payers, pharmaceutical companies, specialty and retail pharmacies and wholesalers with responsibility for generic and branded procurement and inventory management, as well as pricing, reimbursement, specialty pharmacy and health care strategies. He and his team led the joint venture between Walgreens and Alliance Boots based in Bern, Switzerland and were key drivers of the merger surpassing aggressive synergy targets. Jeffrey Berkowitz has also been recognized in PharmaVoice magazine as one of the 100 Most Inspiring Leaders in the Life Sciences in 2009, 2010 and 2012 and serves on the Editorial Boards of Life Science Leader and Pharmaceutical Commerce magazines.

Jeffrey Berkowitz is an independent director of Infinity Pharmaceuticals, Inc. (1100 Massachusetts Ave, Cambridge, MA 02138) and Esperion Therapeutics, Inc. (3891 Ranchero Drive, Suite 150, Ann Arbor, MI 48108). In April 2019, Jeffrey has also became a member of the Board of Directors of Zealand Pharma A/S (Sydmarken 11, 2860 Søborg, Denmark).

HENRIK ANDERSEN

Henrik Andersen, master of law and graduate diploma in Trade and Finance, was born on 31 December 1967. He was nominated for election to Parent’s Board of Directors at the 2018 annual general meeting.

In August 1, 2019, Henrik Andersen became the Group President and CEO of Vestas Wind Systems A/S (Hedeager 42, 8200 Aarhus N, Denmark), where his responsibilities include sustainable energy solutions designing, manufacturing, installing, and servicing wind turbines across the globe (Hedeager 42, 8200 Aarhus N, Denmark). From 2013 to August 2019, Henrik Andersen served on the board of Vestas and was chairman of the Audit Committee. Prior to joining Vestas as CEO on August 1, 2019, Henrik Andersen was the Group President and CEO of Hempel A/S (Lundtoftegårdsvej 91, 2800 Kgs. Lyngby, Denmark), a Danish based supplier of coatings with more than 5,500 employees across more than 80 countries. Before joining Hempel in 2016, Henrik Andersen was with ISS, a global facility services companies (Gyngemose Parkvej 50, 2860 Søborg, Denmark) since 2000 where he held various positions. He was appointed as member of the Executive Board of ISS in 2011, first as CFO, then as Chief Operating Officer (COO) for EMEA and later as Group COO. Henrik Andersen also spent seven years in the UK successfully growing ISS UK as CEO (Velocity 1, Brooklands Drive, Brooklands, Weybridge, Surrey, KT13 0SL, United Kingdom). Before joining ISS, Henrik Andersen was in the financial industry for 10 years.

Henrik Andersen’s qualifications for serving on Parent’s Board of Directors include extensive experience with accounting, finance, capital markets, international business and strategic management of international companies.

Henrik Andersen is a member of the Investment Committee of Maj Invest Equity 4 and 5 K/S (Gammeltorv 18, 1457 Copenhagen K, Denmark).

HENRIK SINDAL JENSEN

Henrik Sindal Jensen, BSc Chemistry, MSc Molecular Biology and PhD Neuroscience, was born on 15 December 1969.

Henrik has been employed with Parent since 2004 and currently holds a position as Director in Corporate Business Development & Licensing. Before this, Henrik worked in research where he held a number of positions including line and project management and most recently he was Principal Scientist on Parent’s research projects.

Henrik obtained his BSc and MSc degrees from the University of Aarhus and earned his industrial PhD degree in collaboration between the Graduate School of Neuroscience at the University of Copenhagen and NeuroSearch. Prior to joining Parent, Henrik held positions as Assistant Professor at the Department of Medical Physiology, University of Copenhagen and as Research Assistant at the Department of Molecular and Structural Biology, University of Aarhus.

RIKKE KRUSE ANDREASEN

Rikke Kruse Andreasen, Laboratory Technician, was born in 1971.

Rikke has been with Parent since 1995 as a Senior Laboratory Technician. In 2012, she was elected as a Union Representative for the laboratory technicians and as a Work Council member.

She was educated as a Laboratory Technician at Laborantskolen Copenhagen, and in 2016, completed a college education in Employment Law and Negotiation at Copenhagen Business School.

Rikke started working with Statens Serum Institut from 1991 to 1995 as Section Laboratory Technician. Since working with Parent, she has been in three different departments as a Senior Laboratory Technician.

LUDOVIC TRANHOLM OTTERBEIN

Ludovic Tranholm Otterbein, MSc Molecular Biology and PhD, was born on 12 November 1973.

Ludovic has been with Parent since 2011 and started as an external Lean Consultant. In his current role, Ludovic is the Director of Research Informatics and Compound management.

Ludovic completed his MSc in France in 1998 at Polytech Marseille, before moving to the US to complete his PhD in Biophysics working on muscular diseases. Before joining Parent, Ludovic was a Senior Consultant at Valeocon Management Consulting where he helped clients within the pharmaceutical industry. Ludovic has also worked at AstraZeneca, both in the UK and Sweden, from 2002 to 2010.

DEBORAH DUNSIRE

Deborah Dunsire has more than 30 years of clinical, commercial, and international management experience from the biotech and pharmaceutical industry, primarily in the fields of oncology and CNS, thus bringing a breadth of scientific knowledge and business experience. Her professional and executive career includes positions as the President and CEO of XTuit Pharmaceuticals, Inc. from 2017 to 2018 (the company closed in 2018), FORUM Pharmaceuticals Inc. from 2013 to 2016 (the company closed in 2016) and Millennium Pharmaceuticals, Inc. (40 Landsdowne Street, Cambridge, 02139 MA). Deborah joined Parent as the President & CEO in September 2018. Deborah graduated from University of the Witwatersrand, South Africa in 1985 and is trained as a medical doctor. Deborah serves as a Member of the Board of Alexion Pharmaceuticals Inc. (121 Seaport Boulevard, Boston, MA 02210) and Ultragenyx Pharmaceutical Inc. (60 Leveroni Court, Novato, CA 94949).

PETER ANASTASIOU

Peter Anastasiou began his career in the pharmaceutical industry at Eli Lilly in 1992, where he stayed for more than 11 years. He then moved on to senior positions in Bristol-Myers Squibb and Neuronetics, Inc. before joining Lundbeck in 2009. Peter has held several positions within Lundbeck’s psychiatry and neurology franchises. Since 2016, he has been President of Lundbeck North America, overseeing the operations of both the U.S. and Canadian businesses. Peter holds a bachelor of arts degree in economics and management from Albion College and an MBA in general management from Indiana University – Kelly School of business. Peter is a Member of the Board of Bear Necessities Pediatric Cancer Foundation and PhRMA (Pharmaceutical Research and Manufacturers of America).

LARS BANG

Having completed his degree, Lars Bang began his career at Lundbeck in 1988 as a trainee in R&D. Subsequently, he was head of R&D Planning, Corporate Planning and Strategy, and Group Sales & Marketing at Lundbeck España S.A. In 2003, he was appointed as the Group’s Senior Vice President, Supply Operations & Engineering. Lars holds a masters of science degree in Engineering from the Technical University of Denmark and a bachelor of commerce degree in Marketing from the Copenhagen Business School. Lars is a Member of the Board of Claudio Bidco A/S, Claudio Holdco A/S, Fertin Pharma A/S and OB Holding.

ANDERS GÖTZSCHE

After finishing his education, Anders Götzsche joined PwC in 1991. From 1998 he was a Sales Manager with the SAS Institute until 2001, after which he became Director of Group Accounting and Reporting in Group 4 Falck. From 2005 to 2007, Anders held the post of Chief Financial Officer for the Berlingske Officin. He joined Lundbeck in 2007 as Chief Financial Officer. Anders holds a master of science in Accounting from University of Southern Denmark (1991), and later became a state-authorized public accountant in 1997. Anders is the Chairman of the Board of Rosborg Møbler A/S and serves on the Board of Directors of Veloxis Pharmaceutical A/S, where he chairs the Audit Committee. Anders further serves on the Board of Directors of DFDS A/S, where he also chairs the Audit Committee.

KELD FLINTHOLM JØRGENSEN

Keld Flintholm Jørgensen began his career in auditing and finance working first with Arthur Andersen (acquired by Deloitte) (Weidekampsgade 6, 2300 Copenhagen, Denmark). In 2000, he moved to corporate finance at Roche headquarters in Basel, Switzerland (F. Hoffmann-La Roche AG Konzern-Hauptsitz, Grenzacherstrasse 124, CH-4070 Basel, Switzerland). He then moved to a regional office, set up new financial structures and launched three new affiliates. Subsequently he led the finance, business partnering and analytics organization within the home market in Switzerland. Since 2011, Keld has worked in business development and partnering across multiple therapy areas, including brain disease. In 2017, he was promoted to head of Global Head of Strategic Partnering at Roche. In April 2019, he joined Lundbeck as Executive Vice President and Chief Business Officer. Keld holds a BSc in Economics & Business Administration and a MSc in Business Economics & Auditing from Copenhagen Business School.

JOHAN LUTHMAN

Johan Luthman began his career in 1991 in the pharmaceutical industry in Astra, later AstraZeneca (Forskargatan 18, 151 85 Södertälje, Sweden). In 2005, Johan became Head of Neuroscience Research at Merck Serono (Alsfelder Str. 17, 64289 Darmstadt, Germany). In 2009, he became CEO of biotech start-up GeNeuro (Alsfelder Str. 17, 64289 Darmstadt, Germany). From mid-2009 Johan joined Merck as VP & Franchise Integrator for Neuroscience and Opthamology (351 N Sumneytown Pike, North Wales, PA 19454). In 2014, he came to Eisai (100 Tice Blvd, Woodcliff Lake, NJ 07677) where he was Senior Vice President and Head of Clinical

Development. Johan joined Lundbeck as Executive Vice President, R&D in March 2019. Johan is trained as a Doctor of Dental Sciences from the Karolinska Institute, Sweden. He further holds a PhD in Neurobiology and Histology also from the Karolinska Institute in Sweden.

JACOB TOLSTRUP

Jacob Tolstrup began his career with Abbott Laboratories in 1997. In 1999, he joined Lundbeck and worked in several positions including Finance, Investor Relations and Corporate Communication and has worked in Lundbeck’s affiliate in the US for approximately four years. Before taking on the role as Executive Vice President, Commercial Operations, Jacob was head of Corporate Functions which comprised of Corporate Business Development, Corporate Human Resources, Investor Relations and Corporate Communication & Public Affairs. Jacob holds a masters of science in Business Administration & Commercial Law from Aalborg University, Denmark and an MBA from European Business College, Munich, Germany.

Payor

The following table sets forth information about Payor’s managers and executive officers as of September 23, 2019. The current business address of each person is 6 Parkway North, Deerfield, IL, 60015, and the business telephone number is +1 866 337 6996.

Name	Citizenship	Position
Peter Anastasiou	United States	President, Lead Manager
John M. Spinnato	United States	Independent Manager
John Arena	United States	Manager
Douglas Williamson	United States	Manager
Julie A. Hakim	United States	Treasurer, Manager
Thomas D. Forrester	United States	Secretary

Executive Officers and Managers of Payor

PETER ANASTASIOU

Peter Anastasiou began his career in the pharmaceutical industry at Eli Lilly in 1992, where he stayed for more than 11 years. He then moved on to senior positions in Bristol-Myers Squibb and Neuronetics, Inc. before joining Lundbeck in 2009. Peter has held several positions within Lundbeck’s psychiatry and neurology franchises. Since 2016, he has been President of Lundbeck North America, overseeing the operations of both the U.S. and Canadian businesses, currently serving as President and Lead Manager of Payor. Peter holds a bachelor of arts degree in economics and management from Albion College and an MBA in general management from the Kelley School of Business, Indiana University. Peter is a Member of the Board of Bear Necessities Pediatric Cancer Foundation and PhRMA (Pharmaceutical Research and Manufacturers of America).

JOHN ARENA

John Arena has served as U.S. Chief Commercial Officer of Payor, since October 2018. He previously served as Payor’s VP & General Manager Psychiatry from November 2014 until September 2018. From March 2012 to October 2014, Mr. Arena served as VP of Sales & Commercial Execution of Payor and its predecessor, Lundbeck Inc. He is a commercial executive with nearly 23 years of progressive experience in biopharma. He holds a bachelor of arts degree in Pre-Personnel Industrial Relations from the University of Cincinnati.

JULIE A. HAKIM

Julie Hakim has served as VP Human and Financial Resources of Payor and Treasurer of Payor, Lundbeck Pharmaceuticals LLC and Lundbeck USA Holding LLC, since April 2016, and since 2019, has served as

Treasurer of Violet Acquisition Corp., with Finance and Human Resources responsibility for Lundbeck North America. She previously served as Vice President, Finance & Administration of Payor from March 2012 until April 2016. From January 2010 to April 2012, Ms. Hakim served as VP Business Planning of Payor and its predecessor, Lundbeck Inc. She is a senior finance and human resources executive with nearly 25 years of progressive experience in accounting and finance, with public and privately held companies, with the last 14 years in biopharma. She holds a bachelor of arts degree in accounting from North Central College.

THOMAS D. FORRESTER

Thomas Forrester has served in various capacities at Payor and its predecessor, Lundbeck Inc., since April 2011, including VP US Legal Affairs, General Counsel and Secretary. Mr. Forrester’s responsibilities have also included Lundbeck’s legal operations in Canada since 2017. He is a senior legal and compliance executive with 27 years of experience in the pharmaceuticals and medical device industries. He holds a juris doctor degree from the George Washington University (Washington, DC) and a bachelor of arts degree in political science and philosophy from Boston College.

DOUG WILLIAMSON

Douglas Williamson has served as Chief Medical Officer and VP US Medical through Payor since December 2016. He previously served as Vice President, US Clinical Affairs and Operations at another Parent subsidiary from May 2016 to November 2016. Prior to that, from May 2012 through April 2016, he served as Clinical Research Organization, Vice President, Global Therapeutic Areas for PAREXEL International. He is a senior medical executive with nearly 25 years of progressive experience in clinical research and development, with public and privately held companies, and a background in clinical psychiatry and academic research. He holds a medical degree from the University of Edinburgh in Scotland, and is a Member of the Royal College of Psychiatrists in the United Kingdom.

JOHN SPINNATO

John Spinnato is the CEO of DKMS US, a New York-based not-for-profit in the stem-cell donor arena for patients needing stem-cell transplants. He served from July 2018 to August 2019 as a lawyer in the health care industry practicing in NYC for Pfizer as a contractor through Axion Legal. He previously served from October 2010 to May 2017 as President of the Sanofi Foundation for North America and as VP of Corporate Social Responsibility for Sanofi NA. Prior to that, he served as the Vice President and General Counsel of Sanofi NA. He previously worked in Paris, France as American counsel to Total S.A., a French company. He has been a member of the Board of Directors of Payor since June of 2019.

He is a graduate of the Georgetown University Law Center where he received his LLM in International Law and the University of Dayton where he received his JD and BA degrees.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of September 23, 2019. The current business address of each person is 6 Parkway North, Deerfield, IL, 60015, and the business telephone number is +1 866 337 6996.

Name	Citizenship	Position
Peter Anastasiou	United States	President, Director
Thomas D. Forrester	United States	Secretary
Julie A. Hakim	United States	Treasurer
Colleen Hickey	United States	Assistant Secretary

Executive Officers and Directors of Purchaser

PETER ANASTASIOU

Peter Anastasiou began his career in the pharmaceutical industry at Eli Lilly in 1992, where he stayed for more than 11 years. He then moved on to senior positions in Bristol-Myers Squibb and Neuronetics, Inc. before joining Lundbeck in 2009. Peter has held several positions within Lundbeck’s psychiatry and neurology franchises. Since 2016, he has been President of Lundbeck North America overseeing the operations of both the U.S. and Canadian businesses. Peter holds a bachelor of arts degree in economics and management from Albion College and an MBA in general management from Indiana University – Kelly School of business. Peter is a Member of the Board of Bear Necessities Pediatric Cancer Foundation and PhRMA (Pharmaceutical Research and Manufacturers of America).

THOMAS D. FORRESTER

Thomas Forrester has served in various capacities at Payor and its predecessor, Lundbeck Inc., since April 2011, including VP US Legal Affairs, General Counsel and Secretary. Mr. Forrester’s responsibilities have also included Lundbeck’s legal operations in Canada since 2017. He is a senior legal and compliance executive with 27 years of experience in the pharmaceuticals and medical device industries. He holds a juris doctor degree from the George Washington University (Washington, DC) and a bachelor of arts degree in political science and philosophy from Boston College.

JULIE A. HAKIM

Julie Hakim has served as VP Human and Financial Resources of Payor and Treasurer of Payor, Lundbeck Pharmaceuticals LLC and Lundbeck USA Holding LLC, since April 2016, and since 2019, has served as Treasurer of Violet Acquisition Corp., with Finance and Human Resources responsibility for Lundbeck North America. She previously served as Vice President, Finance & Administration of Payor from March 2012 until April 2016. From January 2010 to April 2012, Ms. Hakim served as VP Business Planning of Payor and its predecessor, Lundbeck Inc. She is a senior finance and human resources executive with nearly 25 years of progressive experience in accounting and finance, with public and privately held companies, with the last 14 years in biopharma. She holds a bachelor of arts degree in accounting from North Central College.

COLLEEN HICKEY

Colleen Hickey joined Lundbeck on January 19, 2015, where she serves as Vice President, US Legal Affairs. At Lundbeck, Colleen manages the US Brand and commercial legal teams, and supports market access, the US supply chain and business development. Prior to working at Lundbeck, Colleen worked for Sanofi Group, a multinational pharmaceutical company with global headquarters at 54-56 Rue la Boétie, 75008, Paris, France. At the Sanofi Group, she held the position of Associate Vice-President, Sanofi-Genzyme Legal, from April 2012 to January 16, 2015. Colleen is a senior legal executive with more than 23 years of experience in the pharmaceutical industry. She holds a juris doctor from the Notre Dame Law School and bachelor of arts from the University of Notre Dame.

The Depositary for the Offer is:

If delivering by mail:	By overnight delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833